Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

September 30, 2017

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2017, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016, the consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2017 and 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 8, 2017, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2017

This report is effective as of November 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(In millions of won)	Note	2017 (Unaudited)		2016
Assets
Cash and due from banks	4,7	~~W~~	22,488,936	19,181,165
Trading assets	4,8		30,296,963	26,695,953
Financial assets designated at fair value through profit or loss	4,9		3,696,362	3,416,102
Derivative assets	4,10		1,891,093	3,002,859
Loans	4,11		274,768,543	259,010,575
Available-for-sale financial assets	4,12		41,013,575	37,662,691
Held-to-maturity financial assets	4,12		23,800,328	19,805,084
Property and equipment			2,987,458	3,145,613
Intangible assets			4,224,124	4,226,512
Investments in associates	13		596,936	353,600
Current tax receivable			17,107	12,587
Deferred tax assets			497,761	641,061
Investment property			438,506	353,175
Other assets	4		23,060,043	18,168,408
Assets held for sale			14,918	4,939

Total assets		~~W~~	429,792,653	395,680,324

Liabilities
Deposits	4	~~W~~	248,443,155	235,137,958
Trading liabilities	4,14		2,113,547	1,976,760
Financial liabilities designated at fair value through profit or loss	4,15		9,085,015	9,233,642
Derivative liabilities	4,10		2,052,659	3,528,244
Borrowings	4		29,420,507	25,294,241
Debt securities issued	4,16		49,572,020	44,326,785
Liabilities for defined benefit obligations	17		168,233	130,879
Provisions	18		441,776	728,888
Current tax payable			407,853	272,728
Deferred tax liabilities			7,461	10,638
Liabilities under insurance contracts	19		24,009,176	22,377,434
Other liabilities	4		30,383,454	20,917,147

Total liabilities			396,104,856	363,935,344

Equity	20
Capital stock			2,645,053	2,645,053
Hybrid bonds			423,921	498,316
Capital surplus			9,887,335	9,887,335
Capital adjustments			(398,004)	(458,461)
Accumulated other comprehensive loss			(347,043)	(102,583)
Retained earnings			20,583,744	18,640,038

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			32,795,006	31,109,698
Non-controlling interests			892,791	635,282

Total equity			33,687,797	31,744,980

Total liabilities and equity		~~W~~	429,792,653	395,680,324

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(In millions of won)	Note	2017			2016
		Three- month period		Nine- month period	Three- month period	Nine- month period
Interest income		~~W~~	2,996,109	8,694,476	2,810,755	8,371,814
Interest expense			(1,009,270)	(2,923,731)	(984,705)	(3,059,056)

Net interest income	21		1,986,839	5,770,745	1,826,050	5,312,758
Fees and commission income			1,020,806	3,005,984	949,473	2,813,806
Fees and commission expense			(566,225)	(1,726,726)	(572,084)	(1,648,285)

Net fees and commission income	22		454,581	1,279,258	377,389	1,165,521
Insurance income			1,143,636	3,460,998	1,150,591	3,424,644
Insurance expenses			(1,271,908)	(3,811,652)	(1,237,225)	(3,723,683)

Net insurance loss	19		(128,272)	(350,654)	(86,634)	(299,039)
Dividend income			50,743	201,193	67,069	203,660
Net trading income			228,824	687,228	290,389	247,014
Net foreign currency transaction gain			170,779	381,777	218,128	396,708
Net loss on financial instruments designated at fair value through profit or loss			(299,750)	(837,699)	(418,000)	(377,016)
Net gain on disposal of available-for-sale financial assets	12		87,561	338,492	174,389	528,961
Impairment losses on financial assets	23		(209,452)	(458,235)	(240,508)	(901,227)
General and administrative expenses	24		(1,080,575)	(3,223,742)	(1,067,993)	(3,229,394)
Other operating expenses, net			(221,890)	(295,179)	(203,376)	(565,434)

Operating income			1,039,388	3,493,184	936,903	2,482,512
Equity method income	13		5,825	19,474	2,130	5,890
Other non-operating income, net			35,280	63,067	9,215	48,402

Profit before income taxes			1,080,493	3,575,725	948,248	2,536,804

Income tax expense	26		252,043	838,119	225,848	326,284

Profit for the period		~~W~~	828,450	2,737,606	722,400	2,210,520

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(In millions of won, except earnings per share data)	Note	2017			2016
		Three- month period		Nine- month period	Three- month period	Nine- month period
Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		~~W~~	11,462	(54,999)	(97,374)	(82,980)
Net change in unrealized fair value of available-for-sale financial assets			(103,518)	(182,615)	(115,257)	(93,325)
Equity in other comprehensive loss of associates			1,988	(9,437)	1,950	695
Net change in unrealized fair value of cash flow hedges			446	2,883	5,724	(7,124)
Other comprehensive income of separate account			(4,455)	(4,746)	(784)	5,143

			(94,077)	(248,914)	(205,741)	(177,591)
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liabilities			(481)	2,636	(642)	(80,535)
Equity in other comprehensive income (loss) of associates			(596)	(438)	(8)	2

			(1,077)	2,198	(650)	(80,533)

Total other comprehensive loss, net of income tax			(95,154)	(246,716)	(206,391)	(258,124)

Total comprehensive income for the period		~~W~~	733,296	2,490,890	516,009	1,952,396

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20	~~W~~	817,261	2,706,391	707,905	2,162,696
Non-controlling interests			11,189	31,215	14,495	47,824

		~~W~~	828,450	2,737,606	722,400	2,210,520

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	722,783	2,461,516	502,509	1,906,566
Non-controlling interests			10,513	29,374	13,500	45,830

		~~W~~	733,296	2,490,890	516,009	1,952,396

Earnings per share:	27
Basic and diluted earnings per share in won		~~W~~	1,718	5,679	1,473	4,460

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month period ended September 30, 2016

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	2,162,696	2,162,696	47,824	2,210,520
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(82,385)	—	(82,385)	(595)	(82,980)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(93,630)	—	(93,630)	305	(93,325)
Equity in other comprehensive loss of associates		—	—	—	—	697	—	697	—	697
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(7,124)	—	(7,124)	—	(7,124)
Other comprehensive income of separate account		—	—	—	—	5,143	—	5,143	—	5,143
Remeasurements of defined benefit plans		—	—	—	—	(78,831)	—	(78,831)	(1,704)	(80,535)

Total other comprehensive loss		—	—	—	—	(256,130)	—	(256,130)	(1,994)	(258,124)

Total comprehensive income (loss)		—	—	—	—	(256,130)	2,162,696	1,906,566	45,830	1,952,396

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(29,001)	(29,001)	—	(29,001)
Change in other capital adjustments		—	—	—	(30,764)	362	(30,898)	(61,300)	—	(61,300)
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other non-controlling interests		—	—	—	—	—	—	—	(373,947)	(373,947)

		—	—	—	(30,764)	362	(1,816,783)	(1,847,185)	(373,947)	(2,221,132)

Balance at September 30, 2016	~~W~~	2,645,053	736,898	9,887,335	(454,300)	49,003	18,035,047	30,899,036	645,284	31,544,320

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the nine-month period ended September 30, 2017

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	2,706,391	2,706,391	31,215	2,737,606
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(54,424)	—	(54,424)	(575)	(54,999)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(182,060)	—	(182,060)	(555)	(182,615)
Equity in other comprehensive loss of associates		—	—	—	—	(9,460)	(415)	(9,875)	—	(9,875)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	2,883	—	2,883	—	2,883
Other comprehensive income of separate account		—	—	—	—	(4,746)	—	(4,746)	—	(4,746)
Remeasurements of defined benefit plans		—	—	—	—	3,347	—	3,347	(711)	2,636

Total other comprehensive loss		—	—	—	—	(244,460)	(415)	(244,875)	(1,841)	(246,716)

Total comprehensive income (loss)		—	—	—	—	(244,460)	2,705,976	2,461,516	29,374	2,490,890

Other changes in equity
Dividends (note 20)		—	—	—	—	—	(687,589)	(687,589)	—	(687,589)
Dividends to hybrid bonds		—	—	—	—	—	(13,205)	(13,205)	—	(13,205)
Issuance of hybrid bonds		—	224,466	—	—	—	—	224,466	—	224,466
Redemption of hybrid bond		—	(298,861)	—	(1,139)	—	—	(300,000)	—	(300,000)
Change in other capital adjustments		—	—	—	61,596	—	(61,476)	120	—	120
Change in other non-controlling interests		—	—	—	—	—	—	—	228,135	228,135
		—	(74,395)	—	60,457	—	(762,270)	(776,208)	228,135	(548,073)

Balance at September 30, 2017	~~W~~	2,645,053	423,921	9,887,335	(398,004)	(347,043)	20,583,744	32,795,006	892,791	33,687,797

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(In millions of won)	Note	2017		2016
Cash flows from operating activities
Profit before income taxes		~~W~~	3,575,725	2,536,804
Adjustments for:
Interest income			(8,694,476)	(8,371,814)
Interest expense			2,923,731	3,059,056
Dividend income			(201,193)	(203,660)
Net fees and commission expense			36,922	123,514
Net insurance loss			1,962,495	2,068,528
Net trading gain			(455,378)	(23,325)
Net foreign currency translation gain			(176,981)	(195,388)
Net loss on financial instruments designated at fair value through profit or loss			473,275	115,139
Net gain on disposal of available-for-sale financial assets			(338,492)	(528,961)
Provision for credit losses			430,541	828,694
Impairment losses on other financial assets			27,694	72,533
Employee costs			144,442	151,271
Depreciation and amortization			188,811	198,026
Other operating income			(552,870)	(255,818)
Equity method income, net			(19,474)	(5,890)
Other non-operating income, net			(20,290)	(1,494)

			(4,271,243)	(2,969,589)

Changes in assets and liabilities:
Due from banks			(2,807,091)	4,330,483
Trading assets and liabilities			(3,173,127)	(5,951,297)
Financial instruments designated at fair value through profit or loss			(872,162)	305,298
Derivative instruments			(231,499)	(295,008)
Loans			(14,416,242)	(13,757,892)
Other assets			(6,446,992)	(7,546,312)
Deposits			12,391,126	15,651,219
Liabilities for defined benefit obligations			(89,908)	(167,590)
Provisions			(57,709)	(55,295)
Other liabilities			10,592,373	5,907,911

			(5,111,231)	(1,578,483)

Income taxes paid			(515,349)	(489,640)
Interest received			8,408,923	8,321,858
Interest paid			(3,663,610)	(3,701,703)
Dividends received			205,038	231,237

Net cash provided by (used in) operating activities			(1,371,747)	2,350,484

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(In millions of won)	Note	2017		2016
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	24,980,036	23,383,922
Acquisition of available-for-sale financial assets			(28,259,001)	(25,943,768)
Proceeds from maturity of held-to-maturity financial assets			1,432,840	1,457,717
Acquisition of held-to-maturity financial assets			(5,338,595)	(2,959,459)
Proceeds from disposal of property and equipment			11,455	3,465
Acquisition of property and equipment			(92,684)	(207,873)
Proceeds from disposal of intangible assets			6,566	6,717
Acquisition of intangible assets			(63,511)	(53,063)
Proceeds from disposal of investments in associates			136,892	56,671
Acquisition of investments in associates			(314,301)	(80,417)
Proceeds from disposal of investment property			5,568	20,140
Acquisition of investment property			(1,836)	(96,295)
Proceeds from disposal of assets held for sale			3,322	1,098
Net decrease in other assets			(10,486)	48,820
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			76,990	23,563
Payment of hedging derivative financial instruments for available-for-sale financial assets			(27,465)	(51,744)
Net cash used in business combination			—	(4,280)

Net cash used in investing activities			(7,454,210)	(4,394,786)

Cash flows from financing activities
Repayments of hybrid bonds			(300,000)	—
Issuance of hybrid bonds			224,420	—
Net increase in borrowings			3,210,817	2,423,076
Proceeds from debt securities issued			15,608,652	11,804,024
Repayments of debt securities issued			(8,918,361)	(8,281,320)
Net increase (decrease) in other liabilities			4,248	(37,325)
Dividends paid			(702,036)	(659,273)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			52,287	11,614
Payment of hedging derivative financial instruments for debt securities issued			(6,490)	(1,486)
Repayments of convertible preferred stock			—	(1,125,906)
Redemption of subsidiary’s hybrid bonds and others			224,394	(434,042)

Net cash provided by financing activities			9,397,931	3,699,362

Effect of exchange rate fluctuations on cash and cash equivalents held			(40,960)	(21,280)

Increase in cash and cash equivalents			531,014	1,633,780
Cash and cash equivalents at beginning of period	29		5,632,536	4,607,251

Cash and cash equivalents at end of period	29	~~W~~	6,163,550	6,241,031

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2017 and December 31, 2016 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2017	2016
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	September 30	100	100.0
”	Shinhan Card Co., Ltd.	”	”	100	100.0
”	Shinhan Investment Corp.	”	”	100	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100	100.0
”	Shinhan Capital Co., Ltd.	”	”	100	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100	100.0
”	Shinhan Private Equity Inc.	”	”	100	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100	100.0
”	Shinhan Data System	”	”	100	100.0
”	Shinhan Savings Bank	”	”	100	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	97.5	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia (*2)	Indonesia	”	99.0	98.98
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2017	2016
Shinhan Investment Corp.	Shinhan Securities Vietnam Co., Ltd.	Vietnam	September 30	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	As a result of unequal capital increase, the equity interest in Shinhan Khmer Bank PLC and the equity interest in PT Bank Shinhan Indonesia was changed.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 82 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 61 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(d)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of September 30, 2017 and December 31, 2016 are as follows:

	2017				2016
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	27,911,292	7,668,092	20,243,200	27,195,607	6,977,746	20,217,861
Shinhan Bank		327,895,462	305,182,666	22,712,796	302,854,623	281,387,650	21,466,973
Shinhan Card Co., Ltd.		26,595,883	20,378,229	6,217,654	24,419,886	18,537,340	5,882,546
Shinhan Investment Corp.		28,993,295	25,782,819	3,210,476	25,554,489	22,478,057	3,076,432
Shinhan Life Insurance Co., Ltd.		29,236,060	27,488,430	1,747,630	27,499,836	25,814,288	1,685,548
Shinhan Capital Co., Ltd.		5,202,185	4,508,285	693,900	4,506,750	3,862,388	644,362
Jeju Bank		5,712,579	5,310,927	401,652	5,184,831	4,849,180	335,651
Shinhan Credit Information Co., Ltd.		22,276	7,948	14,328	23,077	8,897	14,180
Shinhan Private Equity Inc.		104,411	92,997	11,414	114,853	103,358	11,495
Shinhan BNP Paribas Asset Management Co., Ltd.		165,623	13,190	152,433	161,161	13,354	147,807
SHC Management Co., Ltd.		8,495	189	8,306	8,474	262	8,212
Shinhan Data System		38,699	22,964	15,735	34,403	21,565	12,838
Shinhan Savings Bank		1,179,105	1,035,528	143,577	970,146	839,328	130,818
Shinhan AITAS Co., Ltd.		60,395	9,572	50,823	53,886	8,434	45,452

(*1)	Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017				2016
	Operating income		Net income (loss)	Total comprehensive income (loss)	Operating income	Net income	Total comprehensive income
Shinhan Financial Group (separate)	~~W~~	988,561	801,961	801,666	1,720,894	1,519,099	1,517,259
Shinhan Bank		13,970,105	1,696,064	1,547,831	13,606,998	1,511,722	1,290,473
Shinhan Card Co., Ltd.		3,835,065	777,609	730,953	3,558,197	532,202	421,323
Shinhan Investment Corp.		4,240,096	157,225	154,070	3,362,183	85,822	74,407
Shinhan Life Insurance Co., Ltd.		4,487,082	103,360	62,109	4,262,441	127,557	228,394
Shinhan Capital Co., Ltd.		245,280	66,873	70,651	232,717	30,094	30,152
Jeju Bank		153,137	22,770	18,426	140,396	17,034	12,497
Shinhan Credit Information Co., Ltd.		23,340	244	147	18,641	254	159
Shinhan Private Equity Inc.		12,239	(138)	(80)	12,825	820	1,110
Shinhan BNP Paribas Asset Management Co., Ltd.		56,758	15,827	16,023	52,498	11,126	11,057
SHC Management Co., Ltd.		150	94	94	89	409	409
Shinhan Data System		57,414	1,324	2,893	57,925	1,638	1,430
Shinhan Savings Bank.		56,870	12,982	12,758	48,436	11,109	9,813
Shinhan AITAS Co., Ltd.		30,356	5,363	5,363	27,549	6,163	6,163

(*1)	Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

2.	Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2016. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016, except for the changes below.

The credit card segment of consolidated entities has accumulated sufficient experience to properly calculate probability of default, loss given default and credit conversion factors by considering the characteristics of borrowers, or its homogeneous borrowing groups, with credit evaluation system and risk evaluation system based on BASEL II; and based on this newly accumulated experience, the calculation methodology of loan losses has been changed from roll rate analysis model to internal model approach. As the result of changes in accounting estimates described above, allowances for loan losses and provision for unused credit lines decreased by ~~W~~127,861 million and ~~W~~307,572 million, respectively. The effects of the changes in accounting estimates were recognized prospectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

3.	Significant accounting policies

Except for the amendments to K-IFRS No. 1007, Cash flow statement, which are applied from January 1, 2017, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2016. The impact of the amendments on the Group’s consolidated interim financial statements is not significant.

(a) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2018, and the Group has not early adopted them.

i)	K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS No. 1109, Financial Instruments which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 will replace the current K-IFRS No. 1039, Financial Instruments: recognition and measurement. The Group plans to adopt K-IFRS No. 1109 for the year starting on January 1, 2018.

In principle, the new K-IFRS No. 1109 should be applied retrospectively. However, there are clauses that exempt restating comparable information with respect to classification, measurement and impairment of financial instruments. For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options. K-IFRS No. 1109 permits the use of either retrospective or cumulative effect transition method and the Group will use cumulative effect transition method.

The main characteristics of K-IFRS No. 1109 are the followings: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, impairment model based on expected credit losses, changes in qualification requirement of hedged items, expansion of the types of qualifying hedging instruments and changes in hedge effectiveness tests.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under K-IFRS No. 1109 compared to the existing guidance in K-IFRS No. 1039, the adoption of K-IFRS No. 1109 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Group’s profit or loss.

The fair value change attributable to changes in the credit risk of the liability which was recognized in profit or loss under the existing standard, K-IFRS No. 1039, will be presented in other comprehensive income under K-IFRS No. 1109.

Under K-IFRS No. 1109, credit losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured on either of the 12-month or lifetime expected credit losses based on the extent of credit risks as shown in the below table.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

3.	Significant accounting policies (continued)

The following table presents the measurement methods for credit losses according to K-IFRS No. 1109.

Category	Description
Credit risk has not increased significantly since the initial recognition	12-month expected credit loss : Expected credit loss from possible default of financial products for 12 months after reporting date

Credit risk has increased significantly since the initial recognition Credit-impaired financial assets	Lifetime expected credit loss : Expected credit loss from possible default of financial products for the expected life of the financial products

When applying hedge accounting under K-IFRS No. 1109, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under K-IFRS No. 1039 and volatility of the profit or loss can be decreased.

For smooth implementation of K-IFRS No. 1109, financial impact analysis, accounting policy development, accounting system development and the system test are necessary. Starting from November 2015, the Group has performed financial impact analysis and established accounting policies, and is developing accounting systems as of September 30, 2017. The Group plans to complete the system in 2017.

The actual impact of adopting K-IFRS No. 1109 on the financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Group will hold and economic conditions at the time as well as accounting policy election and judgments that it will be make in the future. The Group plans to analyze financial impact once the system development and stabilization process is completed by no later than the end of 2017.

ii) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No. 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS No. 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group will adopt K-IFRS No. 1115 from January 1, 2018. K-IFRS No. 1115 permits the use of either retrospective or cumulative effect transition method and the Group has not yet selected a transition method. The Group is in the process of evaluating the impact of K-IFRS No. 1115 on the Group’s consolidated financial statements, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

4.	Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the company level and at the subsidiary level.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Due from banks and loans (*1)(*3):
Banks	~~W~~	16,044,131	13,922,969
Retail		121,534,404	115,972,280
Government		13,721,782	11,776,346
Corporations		123,595,145	116,001,132
Card receivable		19,752,055	18,704,516

		294,647,517	276,377,243

Trading assets		23,236,917	22,638,409
Financial assets designated at FVTPL (*4)		2,496,814	2,228,186
AFS financial assets (*5)		35,857,577	32,822,071
HTM financial assets (*6)		23,800,328	19,805,084
Derivative assets		1,891,093	3,002,859
Other financial assets (*1)(*2)		18,421,096	13,975,889
Financial guarantee contracts		3,230,826	3,424,022
Loan commitments and other credit liabilities		76,967,820	76,055,306

	~~W~~	480,549,988	450,329,069

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	The credit quality of other financial assets are not included in the details of the Group’s main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	16,063,407	121,117,087	13,725,274	123,647,077	19,474,685	294,027,531
Past due but not impaired		—	495,939	—	193,380	482,192	1,171,511
Impaired		—	339,756	—	901,458	403,762	1,644,976

		16,063,407	121,952,783	13,725,274	124,741,915	20,360,639	296,844,018
Less : allowance		(19,276)	(418,379)	(3,491)	(1,146,770)	(608,584)	(2,196,501)

	~~W~~	16,044,131	121,534,404	13,721,782	123,595,145	19,752,055	294,647,517

	2016
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Past due but not impaired		—	392,002	270	264,354	397,417	1,054,043
Impaired		—	285,929	—	1,098,081	420,079	1,804,089

		13,946,898	116,346,178	11,778,742	117,273,744	19,408,185	278,753,747
Less : allowance		(23,929)	(373,898)	(2,396)	(1,272,612)	(703,669)	(2,376,504)

	~~W~~	13,922,969	115,972,280	11,776,346	116,001,132	18,704,516	276,377,243

•	Credit quality of due from banks and loans that are neither past due nor impaired as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	16,063,407	113,269,974	13,725,274	86,176,787	16,111,687	245,347,129
Grade 2 (*1)		—	7,847,114	—	37,470,290	3,362,998	48,680,402
		16,063,407	121,117,088	13,725,274	123,647,077	19,474,685	294,027,531
Less : allowance (collective)		(19,276)	(209,669)	(3,492)	(719,528)	(267,408)	(1,219,373)

	~~W~~	16,044,131	120,907,419	13,721,782	122,927,549	19,207,277	292,808,158

Mitigation of credit risk due to collateral (*2)	~~W~~	27,046	78,740,525	—	63,091,547	6,412	141,865,530

	2016
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,946,898	108,798,683	11,778,472	78,556,918	15,156,750	228,237,721
Grade 2 (*1)		—	6,869,564	—	37,354,391	3,433,939	47,657,894

		13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Less : allowance (collective)		(23,929)	(205,135)	(2,395)	(740,349)	(374,708)	(1,346,516)

	~~W~~	13,922,969	115,463,112	11,776,077	115,170,960	18,215,981	274,549,099

Mitigation of credit risk due to collateral (*2)	~~W~~	35,581	76,943,059	—	59,271,190	6,200	136,256,030

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for the Group’s subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	381,164	—	124,678	374,972	880,814
31~60 days		—	59,513	—	31,243	62,765	153,521
61~90 days		—	40,627	—	22,748	44,097	107,472
More than 90 days		—	14,635	—	14,711	358	29,704

		—	495,939	—	193,380	482,192	1,171,511
Less : allowance (collective)		—	(46,185)	—	(14,070)	(72,362)	(132,617)

	~~W~~	—	449,754	—	179,310	409,830	1,038,894

Mitigation of credit risk due to collateral (*)	~~W~~	—	309,685	—	91,313	40	401,038

	2016
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	297,889	270	190,133	321,913	810,205
31~60 days		—	49,582	—	50,881	53,379	153,842
61~90 days		—	31,072	—	20,305	21,899	73,276
More than 90 days		—	13,459	—	3,035	226	16,720

		—	392,002	270	264,354	397,417	1,054,043
Less : allowance (collective)		—	(35,627)	(1)	(12,377)	(66,413)	(114,418)

	~~W~~	—	356,375	269	251,977	331,004	939,625

Mitigation of credit risk due to collateral (*)	~~W~~	—	249,309	—	101,334	112	350,755

•	Due from banks and loans that are impaired as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	339,756	—	901,458	403,762	1,644,976
Less : allowance		—	(162,525)	—	(413,172)	(268,814)	(844,511)

	~~W~~	—	177,231	—	488,286	134,948	800,465

Mitigation of credit risk due to collateral (*)	~~W~~	—	112,214	—	398,997	14	511,225

	2016
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	285,929	—	1,098,081	420,079	1,804,089
Less : allowance		—	(133,136)	—	(519,886)	(262,548)	(915,570)

	~~W~~	—	152,793	—	578,195	157,531	888,519

Mitigation of credit risk due to collateral (*)	~~W~~	—	101,730	—	437,891	3	539,624

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	7,704,111	880,808	22,585,476	18,993,451	50,163,846
AA- to AA+		5,166,938	550,984	5,277,366	3,869,577	14,864,865
A- to A+		6,171,724	763,965	4,320,478	452,087	11,708,254
BBB- to BBB+		1,469,084	215,152	1,616,976	137,875	3,439,087
Lower than BBB-		238,558	—	483,400	168,435	890,393
Unrated		2,384,624	85,905	1,573,881	178,903	4,223,313

	~~W~~	23,135,039	2,496,814	35,857,577	23,800,328	85,289,758

	2016
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	9,777,845	535,684	19,781,580	16,188,459	46,283,568
AA- to AA+		4,075,181	402,946	5,561,165	2,584,304	12,623,596
A- to A+		5,310,796	1,097,395	4,257,161	535,889	11,201,241
BBB- to BBB+		1,441,783	192,161	1,348,073	137,240	3,119,257
Lower than BBB-		144,612	—	469,615	148,894	763,121
Unrated		1,640,347	—	1,404,477	210,298	3,255,122

	~~W~~	22,390,564	2,228,186	32,822,071	19,805,084	77,245,905

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS(*1)	KR(*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Neither past due nor impaired	~~W~~	85,287,807	77,244,537
Impaired		1,951	1,368

	~~W~~	85,289,758	77,245,905

The Group has no collaterals for the debt securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	13,144,320	47	—	92,709	2,807,055	—	16,044,131
Retail		—	—	—	—	—	121,534,404	121,534,404
Government		12,780,749	1,314	—	—	939,719	—	13,721,782
Corporations		5,722,653	43,267,559	16,241,862	22,735,909	35,627,162	—	123,595,145
Card		44,304	321,738	174,492	41,623	459,941	18,709,957	19,752,055

		31,692,026	43,590,658	16,416,354	22,870,241	39,833,877	140,244,361	294,647,517

Trading assets		16,468,707	1,281,000	935,262	352,848	4,199,100	—	23,236,917
Financial assets designated at FVTPL		1,260,249	177,966	36,066	45,178	977,355	—	2,496,814
AFS financial assets		22,188,562	1,334,431	245,790	674,029	11,414,765	—	35,857,577
HTM financial assets		5,761,232	29,582	—	775,328	17,234,186	—	23,800,328

	~~W~~	77,370,776	46,413,637	17,633,472	24,717,624	73,659,283	140,244,361	380,039,153

	2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	10,875,077	68	—	110,443	2,937,381	—	13,922,969
Retail		—	—	—	—	—	115,972,280	115,972,280
Government		10,906,097	3,991	—	3,315	862,943	—	11,776,346
Corporations		5,094,455	40,544,250	15,560,280	20,460,662	34,341,485	—	116,001,132
Card		38,574	194,630	131,956	37,495	371,497	17,930,364	18,704,516

		26,914,203	40,742,939	15,692,236	20,611,915	38,513,306	133,902,644	276,377,243

Trading assets		14,783,780	1,262,042	1,079,631	307,115	5,205,841	—	22,638,409
Financial assets designated at FVTPL		1,450,512	144,019	26,385	20,000	587,270	—	2,228,186
AFS financial assets		22,615,359	1,009,045	129,261	613,265	8,455,141	—	32,822,071
HTM financial assets		5,261,874	44,915	—	786,345	13,711,950	—	19,805,084

	~~W~~	71,025,728	43,202,960	16,927,513	22,338,640	66,473,508	133,902,644	353,870,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	47,170	57,242	42,521	49,349
Stock price		4,283	5,228	3,369	4,451
Foreign exchange (*)		46,276	49,757	43,335	47,123
Option volatility		116	201	58	167
Commodity		15	62	—	—
Portfolio diversification					(45,089)

	~~W~~	54,422	60,960	50,462	56,001

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	33,246	48,851	18,764	44,447
Stock price		5,161	5,787	4,815	5,484
Foreign exchange (*)		56,089	61,389	53,678	60,088
Option volatility		149	256	101	221
Commodity		13	35	—	21
Portfolio diversification					(49,278)

	~~W~~	55,981	61,648	53,086	60,983

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the nine-month period ended September 30, 2017 and the year ended December 31, 2016, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2017
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	1,861	2,550	1,050	2,401
Foreign exchange		14,723	19,368	9,670	10,919

	~~W~~	16,584	21,918	10,720	13,320

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	875	1,700	550	1,700
Foreign exchange		27,738	34,909	17,062	17,062

	~~W~~	28,613	36,609	17,612	18,762

Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	15,198	20,461	9,544	18,013
Stock price		10,394	19,090	7,856	11,392
Foreign exchange		7,015	14,620	4,610	5,161
Option volatility		3,968	6,562	2,674	4,434
Portfolio diversification					(11,344)

	~~W~~	22,226	32,051	18,031	27,656

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	9,040	18,149	5,380	15,491
Stock price		13,339	24,276	6,413	7,403
Foreign exchange		6,849	19,976	1,017	7,001
Option volatility		6,564	18,680	1,477	7,799
Portfolio diversification					(14,569)

	~~W~~	24,393	34,546	16,679	23,125

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	4,610	16,598	85	279
Stock price		1,346	3,368	—	124
Foreign exchange		1,165	3,568	4	903
Option volatility		5,025	7,423	3,158	5,471

	~~W~~	12,146	30,957	3,247	6,777

	2016
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	483	1,114	213	800
Stock price		231	1,585	—	130
Foreign exchange		1,278	2,238	54	1,221
Option volatility		1,115	3,044	71	3,044

	~~W~~	3,107	7,981	338	5,195

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of September 30, 2017 and December 31, 2016 are as follows:

ii-1) Shinhan Bank

	2017		2016
VaR (*1)	~~W~~	358,072	231,133
EaR (*2)		130,711	58,091

ii-2) Shinhan Card

	2017		2016
VaR (*1)	~~W~~	143,969	89,348
EaR (*2)		25,276	11,905

ii-3) Shinhan Investment

	2017		2016
VaR (*1)	~~W~~	44,711	27,822
EaR (*2)		87,993	104,423

ii-4) Shinhan Life Insurance

	2017		2016
VaR (*1)	~~W~~	307,017	287,912
EaR (*2)		67,641	58,062

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollar, Japanese yen, Euro and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	132,540,897	28,602,832	24,535,034	49,393,365	15,499,065	2,446,127	253,017,320
Trading liabilities		2,113,547	—	—	—	—	—	2,113,547
Financial liabilities designated at fair value through profit or loss		290,836	1,012,143	262,203	2,066,621	4,368,012	1,085,268	9,085,083
Borrowings		13,482,147	6,818,699	1,712,105	2,231,629	3,902,356	1,737,179	29,884,115
Debt securities issued		1,112,393	2,893,016	4,266,634	8,937,672	30,675,427	5,239,105	53,124,247
Other financial liabilities		24,777,090	30,727	135,336	99,684	358,353	63,903	25,465,093

	~~W~~	174,316,910	39,357,417	30,911,312	62,728,971	54,803,213	10,571,582	372,689,405

Off balance (*3):
Financial guarantee contracts	~~W~~	3,230,826	—	—	—	—	—	3,230,826
Loan commitments and other		77,048,749	—	—	—	—	—	77,048,749

	~~W~~	80,279,575	—	—	—	—	—	80,279,575

Derivatives (*4):
Cash inflows	~~W~~	2,298,169	981,135	646,048	1,325,564	3,248,210	153,887	8,653,013
Cash outflows		(1,843,321)	(774,659)	(578,505)	(1,254,250)	(3,066,605)	(100,621)	(7,617,961)

	~~W~~	454,848	206,476	67,543	71,314	181,605	53,266	1,035,052

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	121,707,981	22,583,391	29,620,700	49,624,644	14,144,690	3,032,191	240,713,597
Trading liabilities		1,976,760	—	—	—	—	—	1,976,760
Financial liabilities designated at fair value through profit or loss		429,578	452,306	475,221	1,380,011	5,412,373	1,084,419	9,233,908
Borrowings		13,697,990	1,914,573	1,293,030	2,715,323	4,191,730	1,692,283	25,504,929
Debt securities issued		1,394,163	2,435,353	4,597,809	7,371,729	26,138,646	5,492,930	47,430,630
Other financial liabilities		15,926,502	42,045	307,056	126,355	367,888	59,365	16,829,211

	~~W~~	155,132,974	27,427,668	36,293,816	61,218,062	50,255,327	11,361,188	341,689,035

Off balance (*3):
Financial guarantee contracts	~~W~~	3,424,022	—	—	—	—	—	3,424,022
Loan commitments and other		76,173,506	—	—	—	—	—	76,173,506

	~~W~~	79,597,528	—	—	—	—	—	79,597,528

Derivatives (*4):
Cash inflows	~~W~~	2,952,185	514,990	819,654	1,979,609	1,361,541	117,374	7,745,353
Cash outflows		(3,161,870)	(513,356)	(798,321)	(1,884,914)	(1,128,730)	(26,054)	(7,513,245)

	~~W~~	(209,685)	1,634	21,333	94,695	232,811	91,320	232,108

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~103,738,004 million and ~~W~~93,639,192 million as of September 30, 2017 and December 31, 2016 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.
(*4)	Derivatives held for trading are presented as less than one month because contractual maturities are not essential for an understanding of the timing of the cash flows. Derivatives entered into for the purpose of hedging are presented by maturity.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Capital risk management

The controlling company, banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of September 30, 2017 was 15.17% (unreviewed).

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	8,890,868	21,143,243	262,852	30,296,963
Financial assets designated at fair value through profit or loss		801,042	2,304,943	590,377	3,696,362
Derivative assets		32,894	1,565,308	292,891	1,891,093
Available-for-sale financial assets		10,421,167	26,319,896	4,272,512	41,013,575

	~~W~~	20,145,971	51,333,390	5,418,632	76,897,993

Financial liabilities:
Trading liabilities	~~W~~	2,113,547	—	—	2,113,547
Financial liabilities designated at fair value through profit or loss		48,850	897,440	8,138,725	9,085,015
Derivative liabilities		33,112	1,621,893	397,654	2,052,659

	~~W~~	2,195,509	2,519,333	8,536,379	13,251,221

	2016
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	10,257,241	16,356,235	82,477	26,695,953
Financial assets designated at fair value through profit or loss		397,617	2,404,446	614,039	3,416,102
Derivative assets		17,316	2,873,194	112,349	3,002,859
Available-for-sale financial assets		9,024,940	24,754,310	3,883,441	37,662,691

	~~W~~	19,697,114	46,388,185	4,692,306	70,777,605

Financial liabilities:
Trading liabilities	~~W~~	1,976,760	—	—	1,976,760
Financial liabilities designated at fair value through profit or loss		10,134	1,649,181	7,574,327	9,233,642
Derivative liabilities		14,130	2,909,629	604,485	3,528,244

	~~W~~	2,001,024	4,558,810	8,178,812	14,738,646

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		16,942	13,852	(12,441)	578,808	(803,699)
Recognized in other comprehensive income (loss) for the year		—	—	(34,336)	—	—

		16,942	13,852	(46,777)	578,808	(803,699)
Purchase		180,653	171,304	831,798	27,973	—
Issue		—	—	—	—	(6,396,311)
Settlement		(37,235)	(208,818)	(404,388)	(219,417)	6,635,612
Transfer in (*2)		20,015	—	8,438	9	—
Transfer out (*2)		—	—	—	—	—

Ending balance	~~W~~	262,852	590,377	4,272,512	(104,763)	(8,138,725)

	2016
	Trading assets		Financial assets designated at FVTPL	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		5,026	6,020	28,645	141,080	(508,916)
Recognized in other comprehensive income (loss) for the year		—	—	(81,812)	—	—

		5,026	6,020	(53,167)	141,080	(508,916)
Purchase		76,810	337,012	1,308,840	10,226	—
Issue		—	—	—	—	(5,402,714)
Settlement		(200,962)	(180,117)	(359,694)	40,710	4,781,924
Transfer in (*2)		—	—	20,382	19,689	—
Transfer out (*2)		—	—	(11,978)	—	—

Ending balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month period ended September 30, 2017 and the year ended December 31, 2016, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2017			2016
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of September 30	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	682,210	378,482	332,400	37,466
Loss on financial instruments designated at FVTPL		(789,847)	(436,199)	(502,896)	(169,424)
Gain on disposal of available-for-sale financial assets		11,504	891	25,546	354
Impairment losses on financial assets		(10,413)	(10,413)	(6,685)	(5,964)
Other operating expenses		(99,992)	(107,129)	(176,510)	(176,359)

	~~W~~	(206,538)	(174,368)	(328,145)	(313,927)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2017 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	15,788,761	Discount rate
Equity securities	NAV(*2)		5,354,482	Discount rate, Price of underlying assets

			21,143,243

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,419,529	Discount rate
Equity securities	NAV(*2)		885,414	Discount rate, Price of underlying assets

			2,304,943

Derivative assets:
Trading	Option model, DCF(*1)		1,495,682	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			69,626

			1,565,308

Available-for-sale financial assets:
Debt securities	DCF(*1)		25,625,619	Discount rate, growth rate
Equity securities	NAV(*2)		694,277	Price of underlying assets

			26,319,896

		~~W~~	51,333,390

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF(*1)	~~W~~	897,440	Discount rate
Derivative liabilities:
Trading	Option model, DCF(*1)		1,431,821	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			190,072

			1,621,893

		~~W~~	2,519,333

(*1) DCF : Discounted cash flow

(*2) NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2017 are as follows:

Type of financial instrument	Valuation technique	Carrying value(*2)		Significant unobservable inputs	Range
Financial assets
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF	~~W~~	590,377	The volatility of the underlying asset Correlations	0.74%~45.10% 0.00%~89.45%
Derivative assets:
Equity and foreign exchange related	Option model (*1)		246,322	The volatility of the underlying asset Correlations	1.27%~45.10% (0.10)%~82.05%
Interest rates related	Option model (*1)		38,094	The volatility of the underlying asset Regression coefficient Correlations	0.53%~0.92% 0.02%~2.05% 32.85%~90.90%
Credit and commodity related	Option model (*1)		8,475	The volatility of the underlying asset Correlations	9.79%~36.19% (21.33)%~100.0%

			292,891

Available-for-sale financial assets:
Debt securities	DCF		434,176	Discount rate	1.37%~17.26%
Equity securities	NAV		3,838,336	Discount rate, growth rate	0.00%~2.00%

			4,272,512

		~~W~~	5,155,780

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model (*1)	~~W~~	8,138,725	The volatility of the underlying asset Correlations	11.96%~14.49% 20.17%~49.87%
Derivative liabilities:
Equity and foreign exchange related	Option model (*1)		20,658	The volatility of the underlying asset Correlations	0.00%~45.10% 0.00%~82.27%
Interest rates related	Option model (*1)		362,377	The volatility of the underlying asset Regression coefficient Correlations	0.53%~0.92% 0.02%~3.02% 32.85%~90.90%
Credit and commodity related	Option model (*1)		14,619	The volatility of the underlying asset Correlations	9.79%~36.19% (21.33)%~100%

			397,654

		~~W~~	8,536,379

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2017 and December 31, 2016.

	2017
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,645	(2,467)
Derivative assets		19,500	(19,519)

		22,145	(21,986)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		56,411	(38,257)

	~~W~~	78,556	(60,243)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	86,179	(72,589)
Derivative liabilities		55,071	(57,830)

	~~W~~	141,250	(130,419)

	2016
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,737	(3,260)
Derivative assets		38,746	(17,927)

		41,483	(21,187)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		59,782	(34,830)

	~~W~~	101,265	(56,017)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	80,057	(108,955)
Derivative liabilities		80,589	(49,740)

	~~W~~	160,646	(158,695)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is based on the published price quotations in an active market. In case there is no observable market price, it is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2017 and December 31, 2016 are as follows:

	2017			2016
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	274,768,543	275,660,586	259,010,575	260,900,185
Held-to-maturity financial assets		23,800,328	24,394,268	19,805,084	20,732,400
Other financial assets		18,421,096	18,441,126	13,975,889	13,994,180

	~~W~~	316,989,967	318,495,980	292,791,548	295,626,765

Liabilities:
Deposits	~~W~~	248,443,155	248,203,975	235,137,958	235,175,778
Borrowings		29,420,507	29,406,221	25,294,241	25,340,042
Debt securities issued		49,572,020	49,703,621	44,326,785	44,651,811
Other financial liabilities		25,525,550	26,115,075	16,848,941	16,813,145

	~~W~~	352,961,232	353,428,892	321,607,925	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	16,080	3,701,338	271,943,168	275,660,586
Held-to-maturity financial assets		7,464,479	16,929,789	—	24,394,268
Other financial assets		280,030	13,099,509	5,061,587	18,441,126

	~~W~~	7,760,589	33,730,636	277,004,755	318,495,980

Liabilities:
Deposits	~~W~~	2,629,447	106,517,793	139,056,735	248,203,975
Borrowings		6,316,428	1,185,382	21,904,411	29,406,221
Debt securities issued in won		—	32,141,547	17,562,074	49,703,621
Other financial liabilities		287,961	12,447,976	13,379,138	26,115,075

	~~W~~	9,233,836	152,292,698	191,902,358	353,428,892

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	11,236	2,019,178	258,869,771	260,900,185
Held-to-maturity financial assets		7,658,696	13,073,704	—	20,732,400
Other financial assets		32,952	9,882,610	4,078,618	13,994,180

	~~W~~	7,702,884	24,975,492	262,948,389	295,626,765

Liabilities:
Deposits	~~W~~	2,584,682	95,123,504	137,467,592	235,175,778
Borrowings		6,116,774	812,184	18,411,084	25,340,042
Debt securities issued in won		—	28,927,528	15,724,283	44,651,811
Other financial liabilities		37,061	4,741,882	12,034,202	16,813,145

	~~W~~	8,738,517	129,605,098	183,637,161	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,488,936	—	22,488,936
Trading assets		30,296,963	—	—	—	—	—	30,296,963
Financial assets designated at FVTPL		—	3,696,362	—	—	—	—	3,696,362
Derivatives		1,818,795	—	—	—	—	72,298	1,891,093
Loans		—	—	—	—	274,768,543	—	274,768,543
AFS financial assets		—	—	41,013,575	—	—	—	41,013,575
HTM financial assets		—	—	—	23,800,328	—	—	23,800,328
Other		—	—	—	—	18,421,096	—	18,421,096

	~~W~~	32,115,758	3,696,362	41,013,575	23,800,328	315,678,575	72,298	416,376,896

	2017
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	248,443,155	—	248,443,155
Trading liabilities		2,113,547	—	—	—	2,113,547
Financial liabilities designated at FVTPL		—	9,085,015	—	—	9,085,015
Derivatives		1,522,545	—	—	530,114	2,052,659
Borrowings		—	—	29,420,507	—	29,420,507
Debt securities issued		—	—	49,572,020	—	49,572,020
Other		—	—	25,525,550	—	25,525,550

	~~W~~	3,636,092	9,085,015	352,961,232	530,114	366,212,453

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2016
	Trading assets		FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	19,181,165	—	19,181,165
Trading assets		26,695,953	—	—	—	—	—	26,695,953
Financial assets designated at FVTPL		—	3,416,102	—	—	—	—	3,416,102
Derivatives		2,826,642	—	—	—	—	176,217	3,002,859
Loans		—	—	—	—	259,010,575	—	259,010,575
AFS financial assets		—	—	37,662,691	—	—	—	37,662,691
HTM financial assets		—	—	—	19,805,084	—	—	19,805,084
Other		—	—	—	—	13,975,889	—	13,975,889

	~~W~~	29,522,595	3,416,102	37,662,691	19,805,084	292,167,629	176,217	382,750,318

	2016
	Trading liabilities		FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	235,137,958	—	235,137,958
Trading liabilities		1,976,760	—	—	—	1,976,760
Financial liabilities designated at FVTPL		—	9,233,642	—	—	9,233,642
Derivatives		3,074,814	—	—	453,430	3,528,244
Borrowings		—	—	25,294,241	—	25,294,241
Debt securities issued		—	—	44,326,785	—	44,326,785
Other		—	—	16,848,941	—	16,848,941

	~~W~~	5,051,574	9,233,642	321,607,925	453,430	336,346,571

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

5.	Change in subsidiaries

(a)	Change in consolidated subsidiaries for the year ended December 31, 2016 are as follows:

	Company	Description

Included	Shinhan Microfinance Co., Ltd.	Newly established subsidiary

”	PT Shinhan Sekuritas Indonesia	Acquisition

Excluded	PT Centratama Nasional Bank	Business combination under common control

”	HKC&T Co., Ltd.	Liquidation

There were no changes in 2017. Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.	Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2017 are as follows:

Segment	Description

Banking	The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

Securities	Securities segment comprise securities trading, underwriting and brokerage services.

Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.

Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the nine-month periods ended September 30, 2017 and 2016.

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	3,733,873	1,118,194	331,546	538,813	45,741	2,578	5,770,745
Net fees and commission income		608,289	277,084	215,703	42,304	133,590	2,288	1,279,258
Impairment losses on financial assets		(272,600)	(166,432)	(3,883)	(829)	(21,289)	6,798	(458,235)
General and administrative expenses		(2,058,672)	(554,096)	(331,786)	(159,820)	(166,073)	46,705	(3,223,742)
Other income (expense), net		29,362	450,322	(28,436)	(287,359)	43,508	(82,239)	125,158

Operating income		2,040,252	1,125,072	183,144	133,109	35,477	(23,870)	3,493,184
Equity method income (loss)		1,747	—	11,589	(743)	7,064	(183)	19,474
Income tax expense		466,739	264,838	47,242	30,261	26,902	2,137	838,119

Profit for the period	~~W~~	1,635,208	861,235	157,225	103,360	17,271	(36,693)	2,737,606

Controlling interest	~~W~~	1,635,046	864,265	157,219	103,360	17,271	(70,770)	2,706,391
Non-controlling interests		162	(3,030)	6	—	—	34,077	31,215

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	3,374,453	1,104,093	295,376	529,806	3,494	5,536	5,312,758
Net fees and commission income		517,373	306,320	196,598	15,825	127,850	1,555	1,165,521
Impairment losses on financial assets		(600,902)	(236,835)	(2,967)	(7,749)	(51,595)	(1,179)	(901,227)
General and administrative expenses		(2,041,612)	(593,955)	(316,188)	(165,034)	(156,038)	43,433	(3,229,394)
Other income (expense), net		261,362	199,972	(67,473)	(244,424)	39,000	(53,583)	134,854

Operating income		1,510,674	779,595	105,346	128,424	(37,289)	(4,238)	2,482,512
Equity method income (loss)		6,281	—	(1,487)	(1,073)	2,660	(491)	5,890
Income tax expense (benefit)		114,725	177,024	24,243	(4,167)	11,571	2,888	326,284

Profit for the period	~~W~~	1,457,450	603,507	85,822	127,557	(46,026)	(17,790)	2,210,520

Controlling interest	~~W~~	1,457,415	603,886	85,822	127,557	(46,026)	(65,958)	2,162,696
Non-controlling interests		35	(379)	—	—	—	48,168	47,824

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income (expense) of each operating segment for the nine-month periods ended September 30, 2017 and 2016.

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	3,737,516	1,130,487	328,041	538,444	36,257	—	5,770,745
Internal transactions		(3,643)	(12,293)	3,505	369	9,484	2,578	—

	~~W~~	3,733,873	1,118,194	331,546	538,813	45,741	2,578	5,770,745

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	3,378,629	1,122,073	298,894	529,452	(16,290)	—	5,312,758
Internal transactions		(4,176)	(17,980)	(3,518)	354	19,784	5,536	—

	~~W~~	3,374,453	1,104,093	295,376	529,806	3,494	5,536	5,312,758

(d)	The following tables provide information of net fees and commission income of each operating segment for the nine-month periods ended September 30, 2017 and 2016.

	2017
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	625,406	297,359	222,007	47,752	86,734	—	1,279,258
Internal transactions		(17,117)	(20,275)	(6,304)	(5,448)	46,856	2,288	—

	~~W~~	608,289	277,084	215,703	42,304	133,590	2,288	1,279,258

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	537,271	320,797	202,073	21,591	83,789	—	1,165,521
Internal transactions		(19,898)	(14,477)	(5,475)	(5,766)	44,061	1,555	—

	~~W~~	517,373	306,320	196,598	15,825	127,850	1,555	1,165,521

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

7.	Restricted due from banks

(a) Restricted due from banks as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Deposits denominated in won:
Reserve deposits	~~W~~	7,319,886	2,857,672
Other (*)		3,540,150	4,868,867

		10,860,036	7,726,539

Deposits denominated in foreign currency		1,164,129	1,379,514

	~~W~~	12,024,165	9,106,053

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Debt securities:
Governments	~~W~~	3,334,235	4,337,224
Financial institutions		7,430,183	7,461,375
Corporations		5,412,178	4,342,496
Commercial papers		3,435,472	4,350,252
CMA (*)		3,095,127	1,793,312
Others		427,844	105,905

		23,135,039	22,390,564
Equity securities:
Stocks		863,997	703,467
Equity investments		123,424	—
Beneficiary certificates		5,833,289	3,233,937
Others		239,336	120,140

		7,060,046	4,057,544
Other
Gold deposits		101,878	247,845

	~~W~~	30,296,963	26,695,953

(*)	CMA : Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016	Reason for designation
Debt securities	~~W~~	2,283,078	1,908,342	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		1,199,548	1,187,916	Evaluation and management on a fair value basis, accounting mismatch
Others		213,736	319,844	Combined instruments

	~~W~~	3,696,362	3,416,102

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of September 30, 2017 and December 31, 2016 are ~~W~~895,177 million and ~~W~~862,837 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	104,957,062	92,309,997
Currency swaps		31,141,664	27,460,485
Currency options		1,315,499	1,210,658

		137,414,225	120,981,140
Exchange traded:
Currency futures		1,289,711	739,186

		138,703,936	121,720,326

Interest rates related:
Over the counter:
Interest rate swaps		54,416,500	53,104,809
Interest rate options		380,000	1,014,000

		54,796,500	54,118,809
Exchange traded:
Interest rate futures		1,494,850	2,099,017
Interest rate swaps (*)		27,062,811	27,658,703

		28,557,661	29,757,720

		83,354,161	83,876,529

Credit related:
Over the counter:
Credit swaps		2,275,600	1,244,502
Equity related:
Over the counter:
Equity swaps and forwards		4,822,245	12,187,176
Equity options		1,369,281	1,228,114

		6,191,526	13,415,290
Exchange traded:
Equity futures		769,640	492,562
Equity options		2,938,373	2,213,162

		3,708,013	2,705,724

		9,899,539	16,121,014

Commodity related:
Over the counter:
Commodity swaps and forwards		1,194,167	892,003
Commodity options		—	11,876

		1,194,167	903,879
Exchange traded:
Commodity futures		164,555	114,927

	~~W~~	1,358,722	1,018,806

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(a)	The notional amounts of derivatives as of September 30, 2017 and December 31, 2016 are as follows (continued):

	2017		2016
Hedge:
Currency forwards	~~W~~	1,734,335	2,036,187
Currency swaps		4,035,242	2,765,653
Interest rate swaps		8,792,902	7,631,505

		14,562,479	12,433,345

	~~W~~	250,154,437	236,414,522

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of September 30, 2017 and December 31, 2016 are as follows:

	2017			2016
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	897,273	771,275	1,722,096	1,623,325
Currency swaps		363,875	394,015	698,220	766,252
Currency options		4,842	6,850	12,347	9,422

		1,265,990	1,172,140	2,432,663	2,398,999
Exchange traded:
Currency futures		898	1,189	—	4

		1,266,888	1,173,329	2,432,663	2,399,003

Interest rates related:
Over the counter:
Interest rate swaps		217,038	235,449	290,074	340,409
Interest rate options		271	1,798	7,807	8,367

		217,309	237,247	297,881	348,776
Exchange traded:
Interest rate futures		1,726	477	1,439	212

		219,035	237,724	299,320	348,988

Credit related:
Over the counter:
Credit swaps		16,735	16,649	13,365	6,095
Equity related:
Over the counter:
Equity swaps and forwards		185,752	30,799	25,378	250,879
Equity options		82,736	9,061	38,156	6,212

		268,488	39,860	63,534	257,091
Exchange traded:
Equity futures		1,924	400	683	57
Equity options		26,701	30,524	13,084	12,215

		28,625	30,924	13,767	12,272

		297,113	70,784	77,301	269,363

Commodity related:
Over the counter:
Commodity swaps and forwards		17,377	23,537	1,778	49,702
Commodity options		—	—	105	22

		17,377	23,537	1,883	49,724
Exchange traded:
Commodity futures		1,647	522	2,110	1,641

	~~W~~	19,024	24,059	3,993	51,365

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of September 30, 2017 and December 31, 2016 are as follows (continued):

	2017			2016
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	8,630	23,314	5,646	81,829
Currency swaps		52,279	97,193	155,386	36,077
Interest rate swaps		11,389	409,607	15,185	335,524

		72,298	530,114	176,217	453,430

	~~W~~	1,891,093	2,052,659	3,002,859	3,528,244

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(60,473)	(11,011)	(84,269)	(59,883)
Currency swaps		53,136	52,016	85,008	109,814
Currency options		5,142	4,917	(7,037)	(8,777)

		(2,195)	45,922	(6,298)	41,154
Exchange traded:
Currency futures		214	(291)	10	(28)
Currency options		—	—	25	25

		214	(291)	35	(3)

		(1,981)	45,631	(6,263)	41,151

Interest rates related:
Over the counter:
Interest rate swaps		(15,251)	(14,380)	(5,525)	(27,819)
Interest rate options		(715)	136	450	(1,217)

		(15,966)	(14,244)	(5,075)	(29,036)
Exchange traded:
Interest rate futures		2,175	4,933	595	(3,255)
Interest rate options		—	—	(13)	(13)

		2,175	4,933	582	(3,268)

		(13,791)	(9,311)	(4,493)	(32,304)

Credit related:
Over the counter:
Credit swaps		(7,440)	(8,248)	6,908	17,253
Equity related:
Over the counter:
Equity swap and forwards		123,441	331,487	309,218	2,595
Equity options		4,724	29,686	9,206	13,496

		128,165	361,173	318,424	16,091
Exchange traded:
Equity futures		(30)	1,524	(927)	232
Equity options		8,813	11,797	8,561	5,578

		8,783	13,321	7,634	5,810

		136,948	374,494	326,058	21,901

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows (continued):

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Commodity related:
Over the counter:
Commodity swaps and forwards	~~W~~	17,776	14,750	(8,222)	9,219
Commodity options		—	—	(35)	(111)

		17,776	14,750	(8,257)	9,108
Exchange traded:
Commodity futures		(2,270)	1,122	2,534	2,492

		15,506	15,872	(5,723)	11,600

Hedge:
Currency forwards		(36,849)	16,099	52,973	59,114
Currency swaps		17,279	(115,355)	(79,585)	(118,976)
Interest rate swaps		(84,080)	(93,583)	(85,627)	(21,819)

		(103,650)	(192,839)	(112,239)	(81,681)

	~~W~~	25,592	225,599	204,248	(22,080)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Household loans	~~W~~	108,751,762	104,184,270
Corporate loans		138,851,756	130,485,094
Public and other		2,128,046	2,153,888
Loans to banks		6,563,570	4,729,836
Card receivables		20,292,256	19,450,421

		276,587,390	261,003,509
Discount		(42,144)	(27,533)
Deferred loan origination costs and fees		408,768	395,394

		276,954,014	261,371,370
Allowance for credit losses		(2,185,471)	(2,360,795)

	~~W~~	274,768,543	259,010,575

(b)	Changes in the allowance for credit losses for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

	2017				2016
	Loans		Other (*2)	Total	Loans	Other (*2)	Total
Beginning balance	~~W~~	2,360,795	66,896	2,427,691	2,318,416	79,839	2,398,255
Provision for allowance		423,553	6,988	430,541	1,102,781	4,851	1,107,632
Write-offs		(710,303)	(14,685)	(724,988)	(1,290,831)	(16,204)	(1,307,035)
Effect of discounting (*1)		(11,060)	—	(11,060)	(24,150)	—	(24,150)
Disposal		(60,590)	16	(60,574)	(78,268)	—	(78,268)
Recoveries		229,065	868	229,933	336,665	2,227	338,892
Others (*3)		(45,989)	130	(45,859)	(3,818)	(3,817)	(7,635)

Ending balance	~~W~~	2,185,471	60,213	2,245,684	2,360,795	66,896	2,427,691

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	7,659,061	5,308,247
Financial institution bonds		16,916,548	17,224,603
Corporate bonds and others		11,281,968	10,289,221

		35,857,577	32,822,071
Equity securities (*1):
Stocks		1,242,341	1,663,951
Equity investments		712,332	625,632
Beneficiary certificates		3,158,783	2,470,555
Others		42,542	80,482

		5,155,998	4,840,620

		41,013,575	37,662,691

Held-to-maturity financial assets:
Debt securities:
Government bonds		14,211,484	11,514,671
Financial institutions bonds		2,639,999	2,092,476
Corporate bonds		6,948,845	6,197,937

		23,800,328	19,805,084

	~~W~~	64,813,903	57,467,775

(*1)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~129,409 million and ~~W~~131,143 million as of September 30, 2017 and December 31, 2016, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Gain on sale of available-for-sale financial assets	~~W~~	92,738	360,572	181,858	568,290
Loss on sale of available-for-sale financial assets		(5,177)	(22,080)	(7,469)	(39,329)

	~~W~~	87,561	338,492	174,389	528,961

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of September 30, 2017 and December 31, 2016 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2017	2016
BNP Paribas Cardif Life Insurance (*1)(*3)	Korea	June 30	14.99	14.99
Aju Capital Co., Ltd. (*9)	”	—	—	12.85
Pohang TechnoPark 2PFV (*2)	”	September 30	14.90	14.90
Daewontos Co., Ltd. (*4)(*11)	”	March 31	36.33	36.33
Inhee Co., Ltd. (*1)(*4)	”	June 30	15.36	15.36
DAEGY Electrical Construction Co., LTD. (*1)(*4)	”	”	27.45	27.45
YEONWOONG SYSTEM (*4)(*11)	”	March 31	21.77	21.77
DOODOO LOGITECH (*1)(*4)	”	June 30	27.96	27.96
Neoplux Technology Valuation Investment Fund (*1)	”	”	33.33	33.33
EQP Global Energy Infrastructure Private Equity Fund (*9)	”	—	—	22.64
JAEYOUNG SOLUTEC CO., LTD. (*1)(*4)(*5)	”	June 30	9.61	10.45
Partners 4th Growth Investment Fund (*1)	”	”	25.00	25.00
PSA 1st Fintech Private Equity Fund (*1)	”	”	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	”	”	30.00	30.00
JAEYANG INDUSTRY (*4)(*11)	”	March 31	25.90	25.90
Tigris-Aurum Fund I (*1)	”	June 30	27.27	27.27
Treenkid (*4)(*10)	”	—	—	23.72
Chungyoung INC (*1)(*4)	”	June 30	18.94	18.94
Semantic (*1)(*4)(*10)	”	—	—	19.25
DAEKWANG SEMICONDUCTOR CO., LTD. (*1)(*4)	”	June 30	20.94	20.94
Branbuil CO., LTD. (*4)(*11)	”	December 31	15.53	15.53
Songrim Co., Ltd. (*4)(*11)	”	March 31	35.34	—
Shinhan-Albatross Technology Investment Fund	”	September 30	50.00	—
Loggia (*1)(*4)(*6)	”	June 30	16.29	—
Miraeequity-Incus Venture Business Fund No.4 (*8)	”	—	23.53	—
SHC-IMM New Growth Fund (*7)	”	September 30	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
STI-New Growth Engines Investment Partnership	”	”	50.00	50.00
Shinhan K2 Secondary Fund (*9)	”	—	—	10.75
TS2013-6 M&A Investment Fund (*9)	”	—	—	25.00
Dream High Fund III (*7)	”	September 30	54.55	54.55
SP New Technology Business investment Fund I	”	”	23.26	23.26
Albatross Growth Fund (*9)	”	—	—	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	”	September 30	50.00	50.00
Midas Dong-A Snowball Venture Fund (*7)	”	”	53.33	53.33
IBKS-Shinhan Creative Economy New Technology Fund (*6)	”	”	5.00	5.00
SM New Technology Business Investment Fund I	”	”	36.36	36.36
SHC-Aju 4th	”	”	21.98	21.98
KCLAVIS Meister Fund No.4	”	”	20.00	20.00
KCLAVIS Meister Fund No.5	”	”	23.26	23.26
KCLAVIS Meister Fund No.2	”	”	38.83	38.83
Midas Dong-A Snowball Venture Fund 2	”	”	25.00	25.00
EN-Tigris Fund 1	”	”	47.62	47.62
IBKS-Shinhan Creative Economy New Technology Fund II (*6)	”	”	4.55	4.55

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2017	2016
KCLAVIS Meister Fund No.10	Korea	September 30	21.28	21.28
KCLAVIS Meister Fund No.9	”	”	34.48	34.48
KCLAVIS Meister Fund No.14 (*9)	”	—	—	33.33
KCLAVIS Meister Fund No.17	”	September 30	26.09	26.09
Richmond Private Yong in Retail Facility Real Estate Fund No.1	”	”	42.00	—
House Eco Private Placement Special Asset Fund No.1 (*9)	”	—	—	—
KTB Confidence Private Placement	”	September 30	30.29	—
JBUS Fintech Income Professional Private Trust No.2	”	”	20.00	—
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	”	”	23.89	—
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	”	”	20.16	—
Korea Alternative Source Professional Private Investment Trust No.6	”	”	20.00	—
Hyundai Season Mezzanine Professional Private Investment Trust No.4	”	”	29.60	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9	”	”	49.84	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15 (*7)	”	”	97.94	—
Korea Investment Mezzanine Professional Private Investment Trust No.1 (*9)	”	—	—	—
Brain Professional Private Trust No.12	”	September 30	48.19	—
Hyundai Invest BMC Professional Private Trust No.1	”	”	20.00	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18	”	”	22.85	—
Hana UBS Professional Private Trust	”	”	43.63	—
Snowball Venture Fund #3	”	”	20.00	—
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4	”	”	20.00	—
Platform Partners brick save Private Investment trust (*7)	”	”	98.77	—
SG No.9 Corporate Recovery Private Equity Fund	”	”	26.49	26.49
Plutus-SG Private Equity Fund	”	”	26.67	26.67
SG ARGES Private Equity Fund No.1	”	”	24.06	24.06
OST Progress- 2 Fund	”	”	27.62	27.62
Eum Private Equity Fund No.3	”	”	20.76	20.76
Smart 2nd Private Equity Fund	”	”	20.00	—
APC Fund	Cayman Islands	”	25.18	25.18
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Korea	”	50.00	50.00
Shinhan Praxis K-Growth Global Private Equity Fund (*6)	”	”	18.87	18.87
Credian Healthcare Private Equity Fund II	”	”	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	”	”	50.00	50.00
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	”	”	21.28	21.28
Brain Professional Private Trust No.4	”	”	27.49	27.49

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2017	2016
Hanhwa US Equity Strategy Private Real Estate Fund No.1	Korea	September 30	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6	”	”	50.00	50.00
M360 CRE Income Fund (*7)	USA	”	67.33	42.83
Shinhan Ninetree Fund 1 (*1),(*9)	Korea	June 30	—	—
JB POWER Fund 6 (*1),(*7),(*9)	”	”	—	—
Shinhan Global Healthcare Fund 1 (*6)	”	September 30	4.41	—
Brain Asset Management PN Private Investment Trust Fund 13	”	”	41.10	—
Orion Mezzanine Private Investment Trust 4	”	”	41.67	—
JB Power TL Investment Type Private Placement Special Asset Fund 7	”	”	33.33	—
Bros Investment O Hedge Fund 1(*7)	”	”	94.34
IBK AONE convertable 1	”	”	47.25	—
Rico synergy collabo Multi-Mezzanine 3	”	”	50.00	—
KB NA Hickory Private Speical Asset Fund	”	”	37.50	—
BNP Paribas Cardif General Insurance (*1)(*2)	”	June 30	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder (*12)	”	September 30	7.98	15.88
SHBNPP Private Multi Strategy Professional Feeder No.1 (*9)	”	—	—	29.55
Shinhan-Stonebridge Petro PEF (*6)	”	September 30	1.82	1.82
Lodestone 1st Private Equity Fund (*8)	”	—	26.06	—
Axis Global Growth New Technology Investment Association	”	September 30	31.85	—
Quantum-Nvestor Fund No.1	”	”	25.00	—

(*1)	Financial statements as of June 30, 2017 were used for the equity method since the financial statements as of September 30, 2017 were not available. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.
(*3)	The Group has a significant influence on the investees through important business transactions.
(*4)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*5)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the investee should consult with the Group when the investee decides major management decision such as dividend, business planning or business transfer.
(*6)	As a managing partner, the Group has a significant influence over the investees.
(*7)	As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*8)	The acquisition amount were used for the equity method since the financial statements as of September 30, 2017 were not available.
(*9)	The associates were disposed or reclassified.
(*10)	The associate was excluded from the equity method accounting due to bankruptcy proceedings.
(*11)	The latest financial statements were used for the equity method since the financial statements as of September 30, 2017 were not available. Significant trades and events occurred within the period were properly reflected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*12)	Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.

(b)	Changes in investments in associates for the nine-month period ended September 30, 2017 and December 31, 2016 were as follows:

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	60,213	(255)	3,217	(8,795)	—	54,380
Aju Capital Co., Ltd.		40,836	(42,022)	438	748	—	—
Pohang TechnoPark 2PFV		1,975	—	—	—	—	1,975
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—
Inhee Co., Ltd.		215	—	(6)	—	—	209
DAEGY Electrical Construction Co., LTD.		128	—	(12)	—	—	116
YEONWOONG SYSTEM		77	—	—	—	—	77
DOODOO LOGITECH		247	—	(63)	—	—	184
Neoplux Technology Valuation Investment Fund		7,526	3,890	1,657	—	—	13,073
EQP Global Energy Infrastructure Private Equity Fund		—	—	—	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*1)		5,736	—	(1,471)	142	—	4,407
Partners 4th Growth Investment Fund		4,555	7,980	(296)	—	—	12,239
PSA 1st Fintech Private Equity Fund		2,456	—	(36)	—	—	2,420
KTB Newlake Global Healthcare PEF		1,168	—	(172)	—	—	996
JAEYANG INDUSTRY (*2)		—	—	—	—	—	—
Tigris-Aurum Fund I		1,481	—	(33)	—	—	1,448
Treenkid		79	(79)	—	—	—	—
Chungyoung INC (*2)		—	—	—	—	—	—
Semantic		249	213	(462)	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		4,776	—	(952)	—	—	3,824
Branbuil CO., LTD. (*2)		—	—	—	—	—	—
Songrim Co., Ltd.		—	11	57	—	—	68
Shinhan-Albatross Technology Investment Fund		—	3,000	(240)	—	—	2,760
Loggia		—	37	(7)	—	—	30
Miraeequity-Incus Venture Business Fund No.4		—	2,000	—	—	—	2,000
SHC-IMM New Growth Fund		2,295	(114)	(273)	—	—	1,908
QCP New Technology Fund 20th		2	—	—	—	—	2
STI-New Growth Engines Investment Partnership		1,973	(1,391)	708	—	—	1,290
Shinhan K2 Secondary Fund		938	(727)	(211)	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
TS2013-6 M&A Investment Fund	~~W~~	1,874	(3,571)	1,697	—	—	—
Dream High Fund III		3,144	—	(107)	(710)	—	2,327
SP New Technology Business investment Fund I		1,954	—	(15)	—	—	1,939
Albatross Growth Fund		1,572	(1,381)	574	(765)	—	—
Asia Pacific No.39 Ship Investment Co., Ltd.		5,176	(605)	226	8	—	4,805
Midas Dong-A Snowball Venture Fund		1,258	(82)	(7)	—	—	1,169
IBKS-Shinhan Creative Economy New Technology Fund		259	—	14	—	—	273
SM New Technology Business Investment Fund I		1,846	—	(4)	—	—	1,842
SHC-Aju 4th		2,085	(320)	139	(99)	—	1,805
KCLAVIS Meister Fund No.4		511	—	8	—	—	519
KCLAVIS Meister Fund No.5		494	—	56	—	—	550
KCLAVIS Meister Fund No.2		1,984	—	(15)	—	—	1,969
Midas Dong-A Snowball Venture Fund 2		1,787	—	(38)	—	—	1,749
EN-Tigris Fund 1		1,971	(524)	270	—	—	1,717
IBKS-Shinhan Creative Economy New Technology Fund II		90	—	12	—	—	102
KCLAVIS Meister Fund No.10		995	(583)	64	—	—	476
KCLAVIS Meister Fund No.9		468	—	16	—	—	484
KCLAVIS Meister Fund No.14		499	(522)	23	—	—	—
KCLAVIS Meister Fund No.17		2,989	—	(44)	—	—	2,945
Richmond Private Yong in Retail Facility Real Estate Fund No.1		—	7,319	659	—	—	7,978
House Eco Private Placement Special Asset Fund No.1		—	(428)	428	—	—	—
KTB Confidence Private Placement		—	5,093	278	1,099	—	6,470
JBUS Fintech Income Professional Private Trust No.2		—	1,901	108	—	—	2,009
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		—	6,886	83	148	—	7,117
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		—	8,095	149	175	—	8,419
Korea Alternative Source Professional Private Investment Trust No.6		—	273	72	—	—	345

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Hyundai Season Mezzanine Professional Private Investment Trust No.4	~~W~~	—	2,000	74	7	—	2,081
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9		—	925	212	—	—	1,137
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15		—	1,342	95	—	—	1,437
Korea Investment Mezzanine Professional Private Investment Trust No.1		—	(311)	311	—	—	—
Brain Professional Private Trust No.12		—	2,000	11	(127)	—	1,884
Hyundai Invest BMC Professional Private Trust No.1		—	2,721	71	—	—	2,792
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		—	5,920	89	—	—	6,009
Hana UBS Professional Private Trust		—	5,000	349	5	—	5,354
Snowball Venture Fund #3		—	500	—	—	—	500
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		—	979	—	—	—	979
Platform Partners brick save Private Investment trust		—	8,000	69	—	—	8,069
SG No.9 Corporate Recovery Private Equity Fund		3,982	(164)	183	—	—	4,001
Plutus-SG Private Equity Fund		4,299	(133)	103	—	—	4,269
SG ARGES Private Equity Fund No.1		8,976	(144)	72	—	—	8,904
OST Progress- 2 Fund		1,460	1,500	(44)	—	—	2,916
Eum Private Equity Fund No.3		5,933	(1,362)	354	—	—	4,925
Smart 2nd Private Equity Fund		—	3,000	(58)	—	—	2,942
APC Fund		11,579	481	(740)	(721)	33	10,632
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		464	(1)	1	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		13,533	6,415	1,783	486	—	22,217
Credian Healthcare Private Equity Fund II		4,087	—	5	(83)	—	4,009
Kiwoom Milestone Professional Private Real Estate Trust 19		10,761	(139)	(191)	—	—	10,431
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		21,237	(575)	1,021	(75)	—	21,608

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending Balance
Brain Professional Private Trust No.4	~~W~~	5,316	—	56	2	—	5,374
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,764	(1,859)	960	(469)	—	24,396
Brain KS Qualified Privately Placed Fund No.6		4,896	—	35	(82)	—	4,849
M360 CRE Income Fund		23,167	132,768	7,132	(564)	—	162,503
Shinhan Ninetree Fund 1		—	(34)	34	—	—	—
JB POWER Fund 6		—	(381)	381	—	—	—
Shinhan Global Healthcare Fund 1		—	3,440	(14)	—	—	3,426
Brain Asset Management PN Private Investment Trust Fund 13		—	1,500	200	—	—	1,700
Orion Mezzanine Private Investment Trust 4		—	1,500	(89)	—	—	1,411
JB Power TL Investment Type Private Placement Special Asset Fund 7		—	18,681	202	—	—	18,883
Bros Investment O Hedge Fund 1		—	5,000	79	—	—	5,079
IBK AONE convertable 1		—	5,000	13	—	—	5,013
Rico synergy collabo Multi-Mezzanine 3		—	5,001	2	—	—	5,003
KB NA Hickory Private Speical Asset Fund		—	33,587	407	—	—	33,994
BNP Paribas Cardif General Insurance		2,584	2,770	(743)	(1)	—	4,610
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,180	(9,972)	427	—	—	4,635
SHBNPP Private Multi Strategy Professional Feeder No.1		5,014	(5,049)	35	—	—	—
Shinhan-Stonebridge Petro PEF		18,487	—	137	—	—	18,624
Lodestone 1st Private Equity Fund		—	3,000	—	—	—	3,000
Axis Global Growth New Technology Investment Association		—	5,000	(28)	—	—	4,972
Quantum-Nvestor Fund No.1		—	1,500	(11)	—	—	1,489

	~~W~~	353,600	233,500	19,474	(9,671)	33	596,936

(*1)	The market value of the investment is ~~W~~7,394 million as of September 30, 2017 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	57,280	—	(2,495)	5,428	—	60,213
Aju Capital Co., Ltd. (*1)		34,444	(2,588)	9,038	(58)	—	40,836
UAMCO., Ltd.		125,822	(128,827)	2,882	123	—	—
Pohang TechnoPark 2PFV		1,976	—	(1)	—	—	1,975
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		254	—	(39)	—	—	215
DAEGY Electrical Construction Co., LTD.		149	—	(21)	—	—	128
Kukdong Engineering & Construction Co., LTD		—	3,478	—	(3,478)	—	—
YEONWOONG SYSTEM		106	—	(29)	—	—	77
DOODOO LOGITECH		384	—	(137)	—	—	247
Neoplux Technology Valuation Investment Fund		1,993	4,768	765	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund (*3)		—	105	(105)	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		6,238	—	(504)	2	—	5,736
Partners 4th Growth Investment Fund		1,800	3,080	(325)	—	—	4,555
PSA 1st Fintech Private Equity Fund		2,000	500	(44)	—	—	2,456
KTB Newlake Global Healthcare PEF		—	1,383	(215)	—	—	1,168
JAEYANG INDUSTRY (*3)		—	—	—	—	—	—
Tigris-Aurum Fund I		—	1,500	(19)	—	—	1,481
Treenkid		—	92	(13)	—	—	79
Chungyoung INC		—	—	—	—	—	—
Semantic		—	249	—	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		—	4,776	—	—	—	4,776
Branbuil CO., LTD.		—	183	(183)	—	—	—
SHC-IMM New Growth Fund		3,175	(1,189)	309	—	—	2,295
QCP New Technology Fund 20th		2	—	—	—	—	2
STI-New Growth Engines Investment Partnership		2,763	(1,100)	643	(333)	—	1,973
Shinhan K2 Secondary Fund		2,576	(2,063)	863	(438)	—	938
TS2013-6 M&A Investment Fund		2,116	(213)	(29)	—	—	1,874
Dream High Fund III		1,556	—	171	1,417	—	3,144
OCEAN SUCCESS SHIPPING LIMITED		1,228	(1,592)	443	(79)	—	—
SHC-EN Fund		4,312	(4,942)	630	—	—	—
SP New Technology Business investment Fund I		1,974	—	(20)	—	—	1,954
Albatross Growth Fund		3,341	(727)	347	(1,389)	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		5,085	(837)	342	586	—	5,176

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning Balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Midas Dong-A Snowball Venture Fund	~~W~~	1,202	—	56	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		148	74	37	—	—	259
SH RENTAL SERVICE		61	(62)	1	—	—	—
SM New Technology Business Investment Fund I		1,931	(50)	(35)	—	—	1,846
SHC-Aju 4th		2,000	(920)	322	683	—	2,085
KCLAVIS Meister Fund No.4		—	500	11	—	—	511
KCLAVIS Meister Fund No.5		—	500	(6)	—	—	494
KCLAVIS Meister Fund No.2		—	2,000	(16)	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		—	1,825	(38)	—	—	1,787
EN-Tigris Fund 1		—	2,000	(29)	—	—	1,971
IBKS-Shinhan Creative Economy New Technology Fund II		—	90	—	—	—	90
KCLAVIS Meister Fund No.11		—	(16)	16	—	—	—
KCLAVIS Meister Fund No.10		—	1,000	(5)	—	—	995
KCLAVIS Meister Fund No.9		—	500	(32)	—	—	468
KCLAVIS Meister Fund No.14		—	500	(1)	—	—	499
KCLAVIS Meister Fund No.17		—	3,000	(11)	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		—	3,886	96	—	—	3,982
Plutus-SG Private Equity Fund		—	4,338	(39)	—	—	4,299
SG ARGES Private Equity Fund No.1		—	8,955	21	—	—	8,976
OST Progress- 2 Fund		—	1,500	(40)	—	—	1,460
Eum Private Equity Fund No.3		—	5,982	(49)	—	—	5,933
APC Fund		33,715	(4,419)	(7,506)	(2,872)	(7,339)	11,579
BNH-CJ Bio Healthcare Fund		9,095	(12,892)	3,797	—	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(28,631)	1,085	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		8,614	4,624	(205)	500	—	13,533
Credian Healthcare Private Equity Fund II		—	4,148	(61)	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		—	10,944	(183)	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		—	19,144	461	1,632	—	21,237
Brain Professional Private Trust No.4		—	5,000	316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		—	25,000	747	17	—	25,764
Brain KS Qualified Privately Placed Fund No.6		—	5,001	(13)	(92)	—	4,896
M360 CRE Income Fund		—	22,992	—	175	—	23,167

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning Balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif General Insurance	~~W~~	1,739	2,045	(1,189)	(11)	—	2,584
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,076	(13,467)	(429)	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		—	5,000	14	—	—	5,014
Shinhan-Stonebridge Petro PEF		17,841	(2)	648	—	—	18,487

	~~W~~	393,006	(43,875)	9,995	1,813	(7,339)	353,600

(*1)	The market value of the investment is ~~W~~51,543 million as of December 31, 2016 based on the quoted market price.
(*2)	The market value of the investment is ~~W~~10,466 million as of December 31, 2016 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of September 30, 2017 and December 31, 2016 are as follows:

	2017			2016
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,188,485	3,824,712	4,182,208	3,779,257
Pohang TechnoPark 2PFV		14,661	1,401	14,660	1,401
Daewontos Co., Ltd.		400	2,492	399	2,492
Inhee Co., Ltd.		10,228	8,868	10,713	9,310
DAEGY Electrical Construction Co., LTD.		590	166	659	191
YEONWOONG SYSTEM		498	147	497	146
DOODOO LOGITECH		724	66	891	6
Neoplux Technology Valuation Investment Fund		39,219	—	22,577	—
JAEYOUNG SOLUTEC CO., LTD.		153,828	129,124	155,368	120,184
Partners 4th Growth Investment Fund		49,340	383	18,478	257
PSA 1st Fintech Private Equity Fund		9,729	48	9,825	—
KTB Newlake Global Healthcare PEF		3,158	403	3,805	478
JAEYANG INDUSTRY		2,146	4,717	2,146	4,717
Tigris-Aurum Fund I		5,308	—	5,431	—
Treenkid		—	—	1,193	859
Chungyoung INC		3,292	8,392	2,341	6,753
Semantic		—	—	3,098	1,804
DAEKWANG SEMICONDUCTOR CO., LTD.		29,069	10,806	35,204	12,392
Branbuil CO., LTD.		1,944	2,451	2,177	2,870
Songrim Co., Ltd.		1,782	1,590	—	—
Shinhan-Albatross Technology Investment Fund		5,701	180	—	—
Loggia		1,466	1,285	—	—
SHC-IMM New Growth Fund		3,000	43	3,675	117
QCP New Technology Fund 20th		5	—	5	—
STI-New Growth Engines Investment Partnership		2,626	46	3,945	—
Dream High Fund III		4,285	19	5,765	—
SP New Technology Business investment Fund I		8,352	21	8,418	20
Asia Pacific No.39 Ship Investment Co., Ltd.		9,663	53	10,379	28
Midas Dong-A Snowball Venture Fund		2,192	—	2,379	19
IBKS-Shinhan Creative Economy New Technology Fund		5,479	13	5,201	13
SM New Technology Business Investment Fund I		5,065	—	5,083	3
SHC-Aju 4th		8,231	18	9,508	18
KCLAVIS Meister Fund No.4		2,616	20	2,583	30
KCLAVIS Meister Fund No.5		2,381	18	2,150	26
KCLAVIS Meister Fund No.2		5,098	29	5,150	42
Midas Dong-A Snowball Venture Fund 2		7,046	50	7,199	50
EN-Tigris Fund 1		3,627	21	4,140	1
IBKS-Shinhan Creative Economy New Technology Fund II		2,254	8	1,979	8
KCLAVIS Meister Fund No.10		2,247	9	4,714	37
KCLAVIS Meister Fund No.9		1,406	3	1,362	6
KCLAVIS Meister Fund No.17		11,503	214	11,500	42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017			2016
Investees	Asset		Liability	Asset	Liability
Richmond Private Yong in Retail Facility Real Estate Fund No.1	~~W~~	47,619	28,624	—	—
KTB Confidence Private Placement		42,465	21,103	—	—
JBUS Fintech Income Professional Private Trust No.2		10,046	1	—	—
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		29,794	1	—	—
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,764	2	—	—
Korea Alternative Source Professional Private Investment Trust No.6		1,729	3	—	—
Hyundai Season Mezzanine Professional Private Investment Trust No.4		7,041	9	—	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9		2,282	1	—	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15		1,467	—	—	—
Brain Professional Private Trust No.12		3,916	5	—	—
Hyundai Invest BMC Professional Private Trust No.1		13,967	5	—	—
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,313	13	—	—
Hana UBS Professional Private Trust		12,274	3	—	—
Snowball Venture Fund #3		2,501	—	—	—
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		4,898	1	—	—
Platform Partners brick save Private Investment trust		8,441	271	—	—
SG No.9 Corporate Recovery Private Equity Fund		15,167	64	15,069	38
Plutus-SG Private Equity Fund		16,080	70	16,188	68
SG ARGES Private Equity Fund No.1		37,095	93	37,392	91
OST Progress- 2 Fund		10,662	104	5,437	150
Eum Private Equity Fund No.3		23,726	3	28,584	4
Smart 2nd Private Equity Fund		14,764	52	—	—
APC Fund		42,304	84	46,043	65
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		928	1	928	1
Shinhan Praxis K-Growth Global Private Equity Fund		118,100	350	72,075	350
Credian Healthcare Private Equity Fund II		11,813	47	12,040	47
Kiwoom Milestone Professional Private Real Estate Trust 19		57,328	36,466	57,692	36,169
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		105,917	4,379	99,794	3
Brain Professional Private Trust No.4		19,650	110	19,384	46
Hanhwa US Equity Strategy Private Real Estate Fund No.1		55,632	1,230	59,781	2,327
Brain KS Qualified Privately Placed Fund No.6		9,526	29	9,794	1
M360 CRE Income Fund		243,137	1,793	60,261	6,167
Shinhan Global Healthcare Fund 1		77,608	—	—	—
Brain Asset Management PN Private Investment Trust Fund 13		4,142	5	—	—
Orion Mezzanine Private Investment Trust 4		3,389	1	—	—
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,813	164	—	—
Bros Investment O Hedge Fund 1		5,947	563	—	—
IBK AONE convertable 1		10,610	—	—	—
Rico synergy collabo Multi-Mezzanine 3		10,008	3	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017			2016
Investees	Asset		Liability	Asset	Liability
KB NA Hickory Private Speical Asset Fund	~~W~~	92,117	1,465	—	—
BNP Paribas Cardif General Insurance		61,716	15,616	40,581	14,742
SHBNPP Private Korea Equity Long-Short Professional Feeder		68,732	10,587	105,775	16,519
Shinhan-Stonebridge Petro PEF		1,044,308	1,950	1,015,299	804
Axis Global Growth New Technology Investment Association		15,612	—	—	—
Quantum-Nvestor Fund No.1		5,989	31	—	—

	~~W~~	7,103,981	4,123,118	12,856,274	9,771,547

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	64,858	21,158	(58,639)	(37,481)
Pohang TechnoPark 2PFV		—	1	—	1
Daewontos Co., Ltd.		—	—	—	—
Inhee Co., Ltd.		3,699	(42)	—	(42)
DAEGY Electrical Construction Co., LTD.		17	(44)	—	(44)
YEONWOONG SYSTEM		38	1	—	1
DOODOO LOGITECH		258	(198)	—	(198)
Neoplux Technology Valuation Investment Fund		5,889	4,971	—	4,971
JAEYOUNG SOLUTEC CO., LTD.		105,298	(17,153)	2,976	(14,177)
Partners 4th Growth Investment Fund		92	(1,184)	—	(1,184)
PSA 1st Fintech Private Equity Fund		6	(145)	—	(145)
KTB Newlake Global Healthcare PEF		—	(572)	—	(572)
JAEYANG INDUSTRY		—	—	—	—
Tigris-Aurum Fund I		—	(123)	—	(123)
Treenkid		—	—	—	—
Chungyoung INC		5,568	(693)	—	(693)
Semantic		—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		13,929	(4,549)	—	(4,549)
Branbuil CO., LTD.		—	—	—	—
Songrim Co., Ltd.		2,469	162	—	162
Shinhan-Albatross Technology Investment Fund		29	(479)	—	(479)
Loggia		—	(49)	—	(49)
SHC-IMM New Growth Fund		103	(423)	—	(423)
QCP New Technology Fund 20th		—	—	—	—
STI-New Growth Engines Investment Partnership		—	1,415	—	1,415
Dream High Fund III		17	(196)	(1,303)	(1,499)
SP New Technology Business investment Fund I		—	(66)	—	(66)
Asia Pacific No.39 Ship Investment Co., Ltd.		504	468	32	500
Midas Dong-A Snowball Venture Fund		26	(13)	—	(13)
IBKS-Shinhan Creative Economy New Technology Fund		315	276	—	276
SM New Technology Business Investment Fund I		75	(15)	—	(15)
SHC-Aju 4th		688	632	(452)	180
KCLAVIS Meister Fund No.4		72	43	—	43
KCLAVIS Meister Fund No.5		265	240	—	240
KCLAVIS Meister Fund No.2		—	(39)	—	(39)
Midas Dong-A Snowball Venture Fund 2		—	(153)	—	(153)
EN-Tigris Fund 1		632	567	—	567
IBKS-Shinhan Creative Economy New Technology Fund II		300	274	—	274
KCLAVIS Meister Fund No.10		339	302	—	302
KCLAVIS Meister Fund No.9		60	48	—	48

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KCLAVIS Meister Fund No.17	~~W~~	4	(169)	—	(169)
Richmond Private Yong in Retail Facility Real Estate Fund No.1		1,569	1,569	—	1,569
KTB Confidence Private Placement		918	918	3,629	4,547
JBUS Fintech Income Professional Private Trust No.2		543	543	—	543
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		349	349	622	971
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		741	741	870	1,611
Korea Alternative Source Professional Private Investment Trust No.6		358	358	—	358
Hyundai Season Mezzanine Professional Private Investment Trust No.4		251	251	24	275
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9		426	426	—	426
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15		97	97	—	97
Brain Professional Private Trust No.12		24	24	(265)	(241)
Hyundai Invest BMC Professional Private Trust No.1		359	359	—	359
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		391	391	—	391
Hana UBS Professional Private Trust		800	800	12	812
Snowball Venture Fund #3		1	1	—	1
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		—	—	—	—
Platform Partners brick save Private Investment trust		70	70	—	70
SG No.9 Corporate Recovery Private Equity Fund		—	691	—	691
Plutus-SG Private Equity Fund		599	387	—	387
SG ARGES Private Equity Fund No.1		—	300	—	300
OST Progress- 2 Fund		156	(159)	—	(159)
Eum Private Equity Fund No.3		1,977	1,582	—	1,582
Smart 2nd Private Equity Fund		1	(288)	—	(288)
APC Fund		—	(2,840)	—	(2,840)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		1	2	—	2
Shinhan Praxis K-Growth Global Private Equity Fund		24,005	9,448	2,577	12,025
Credian Healthcare Private Equity Fund II		158	16	(243)	(227)
Kiwoom Milestone Professional Private Real Estate Trust 19		1,916	(383)	—	(383)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		10,601	4,802	(354)	4,448
Brain Professional Private Trust No.4		1,128	202	—	202
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,517	2,142	(1,048)	1,094
Brain KS Qualified Privately Placed Fund No.6		2	(83)	(213)	(296)
M360 CRE Income Fund		10,590	10,590	—	10,590
Shinhan Global Healthcare Fund 1		3	(315)	—	(315)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Brain Asset Management PN Private Investment Trust Fund 13	~~W~~	503	487	—	487
Orion Mezzanine Private Investment Trust 4		1	(213)	—	(213)
JB Power TL Investment Type Private Placement Special Asset Fund 7		1,971	606	—	606
Bros Investment O Hedge Fund 1		1,305	84	—	84
IBK AONE convertable 1		27	27	—	27
Rico synergy collabo Multi-Mezzanine 3		7	4	—	4
KB NA Hickory Private Speical Asset Fund		3,530	1,087	—	1,087
BNP Paribas Cardif General Insurance		7,258	(7,433)	39	(7,394)
SHBNPP Private Korea Equity Long-Short Professional Feeder		23,545	6,817	—	6,817
Shinhan-Stonebridge Petro PEF		30,351	27,867	—	27,867
Axis Global Growth New Technology Investment Association		—	(88)	—	(88)
Quantum-Nvestor Fund No.1		2	(42)	—	(42)

	~~W~~	327,018	66,447	(51,736)	14,711

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	144,583	(16,706)	36,189	19,483
Aju Capital Co., Ltd.		757,345	70,598	(458)	70,140
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		517	(624)	—	(624)
Inhee Co., Ltd.		3,135	(253)	—	(253)
DAEGY Electrical Construction Co., LTD.		—	(76)	—	(76)
YEONWOONG SYSTEM		25	(135)	—	(135)
DOODOO LOGITECH		213	(609)	—	(609)
Neoplux Technology Valuation Investment Fund		3,441	2,295	—	2,295
EQP Global Energy Infrastructure Private Equity Fund		—	(1,842)	—	(1,842)
JAEYOUNG SOLUTEC CO., LTD.		137,920	(7,095)	(614)	(7,709)
Partners 4th Growth Investment Fund		113	(1,300)	—	(1,300)
PSA 1st Fintech Private Equity Fund		—	(175)	—	(175)
KTB Newlake Global Healthcare PEF		—	(716)	—	(716)
JAEYANG INDUSTRY		212	(69)	—	(69)
Tigris-Aurum Fund I		—	(69)	—	(69)
Treenkid		325	(54)	—	(54)
Chungyoung INC		—	—	—	—
Semantic		—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		—	—	—	—
Branbuil CO., LTD.		—	—	—	—
SHC-IMM New Growth Fund		855	479	—	479
QCP New Technology Fund 20th		—	—	—	—
STI-New Growth Engines Investment Partnership		—	1,285	(667)	618
Shinhan K2 Secondary Fund		15,284	8,019	(4,072)	3,947
TS2013-6 M&A Investment Fund		237	(115)	—	(115)
Dream High Fund III		535	313	2,597	2,910
SP New Technology Business investment Fund I		—	(87)	—	(87)
Albatross Growth Fund		1,024	957	(3,821)	(2,864)
Asia Pacific No.39 Ship Investment Co., Ltd.		730	681	1,172	1,853
Midas Dong-A Snowball Venture Fund		183	105	—	105
IBKS-Shinhan Creative Economy New Technology Fund		798	746	—	746
SM New Technology Business Investment Fund I		24	(95)	—	(95)
SHC-Aju 4th		1,565	1,466	3,111	4,577
KCLAVIS Meister Fund No.4		85	53	—	53
KCLAVIS Meister Fund No.5		—	(26)	—	(26)
KCLAVIS Meister Fund No.2		—	(42)	—	(42)
Midas Dong-A Snowball Venture Fund 2		1	(151)	—	(151)
EN-Tigris Fund 1		—	(61)	—	(61)
IBKS-Shinhan Creative Economy New Technology Fund II		13	(9)	—	(9)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KCLAVIS Meister Fund No.10	~~W~~	20	(23)	—	(23)
KCLAVIS Meister Fund No.9		34	(95)	—	(95)
KCLAVIS Meister Fund No.14		7	(2)	—	(2)
KCLAVIS Meister Fund No.17		—	(42)	—	(42)
SG No.9 Corporate Recovery Private Equity Fund		—	428	—	428
Plutus-SG Private Equity Fund		5	(148)	—	(148)
SG ARGES Private Equity Fund No.1		—	87	—	87
OST Progress- 2 Fund		34	(143)	—	(143)
Eum Private Equity Fund No.3		85	(235)	—	(235)
APC Fund		—	(29,768)	(13,407)	(43,175)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,170	2,170	—	2,170
Shinhan Praxis K-Growth Global Private Equity Fund		513	(1,084)	2,656	1,572
Credian Healthcare Private Equity Fund II		190	(180)	—	(180)
Kiwoom Milestone Professional Private Real Estate Trust 19		924	(367)	—	(367)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		10,321	2,210	7,669	9,879
Brain Professional Private Trust No.4		2,158	1,148	—	1,148
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,199	1,667	37	1,704
Brain KS Qualified Privately Placed Fund No.6		1	(26)	(182)	(208)
M360 CRE Income Fund		—	—	—	—
BNP Paribas Cardif General Insurance		7,913	(9,432)	(39)	(9,471)
SHBNPP Private Korea Equity Long-Short Professional Feeder		25,736	(396)	—	(396)
SHBNPP Private Multi Strategy Professional Feeder No.1		4,510	70	—	70
Shinhan-Stonebridge Petro PEF		38,898	35,559	—	35,559

	~~W~~	1,167,881	58,082	30,171	88,253

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2017 and December 31, 2016 are as follows:

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	363,773	14.99	54,566	(187)	—	54,379
Pohang TechnoPark 2PFV		13,260	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*1)		(2,092)	36.33	(760)	—	760	—
Inhee Co., Ltd.		1,360	15.36	209	—	—	209
DAEGY Electrical Construction Co., LTD.		424	27.45	116	—	—	116
YEONWOONG SYSTEM		351	21.77	77	—	—	77
DOODOO LOGITECH		658	27.96	184	—	—	184
Neoplux Technology Valuation Investment Fund		39,219	33.33	13,073	—	—	13,073
JAEYOUNG SOLUTEC CO., LTD. (*2)		23,298	9.61	2,238	—	2,169	4,407
Partners 4th Growth Investment Fund		48,957	25.00	12,239	—	—	12,239
PSA 1st Fintech Private Equity Fund		9,681	25.00	2,420	—	—	2,420
KTB Newlake Global Healthcare PEF (*3)		2,755	30.00	826	—	170	996
JAEYANG INDUSTRY (*4)		(2,571)	25.90	(666)	—	666	—
Tigris-Aurum Fund I		5,308	27.27	1,448	—	—	1,448
Chungyoung INC (*4)		(5,100)	18.94	(966)	—	966	—
DAEKWANG SEMICONDUCTOR CO., LTD.		18,263	20.94	3,824	—	—	3,824
Branbuil CO., LTD. (*4)		(507)	15.53	(79)	—	79	—
Songrim Co., Ltd.		192	35.34	68	—	—	68
Shinhan-Albatross Technology Investment Fund		5,521	50.00	2,760	—	—	2,760
Loggia		181	16.29	30	—	—	30
Miraeequity-Incus Venture Business Fund No.4 (*5)		—	23.53	—	—	2,000	2,000
SHC-IMM New Growth Fund		2,957	64.52	1,908	—	—	1,908
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		2,580	50.00	1,290	—	—	1,290
Dream High Fund III		4,266	54.55	2,327	—	—	2,327
SP New Technology Business investment Fund I		8,331	23.26	1,939	—	—	1,939
Asia Pacific No.39 Ship Investment Co., Ltd.		9,610	50.00	4,805	—	—	4,805
Midas Dong-A Snowball Venture Fund		2,192	53.33	1,169	—	—	1,169
IBKS-Shinhan Creative Economy New Technology Fund		5,466	5.00	273	—	—	273
SM New Technology Business Investment Fund I		5,065	36.36	1,842	—	—	1,842
SHC-Aju 4th		8,213	21.98	1,805	—	—	1,805
KCLAVIS Meister Fund No.4		2,596	20.00	519	—		519
KCLAVIS Meister Fund No.5		2,363	23.26	550	—	—	550

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
KCLAVIS Meister Fund No.2	~~W~~	5,069	38.83	1,969	—	—	1,969
Midas Dong-A Snowball Venture Fund 2		6,996	25.00	1,749	—	—	1,749
EN-Tigris Fund 1		3,606	47.62	1,717	—	—	1,717
IBKS-Shinhan Creative Economy New Technology Fund II		2,246	4.55	102	—	—	102
KCLAVIS Meister Fund No.10		2,238	21.28	476	—	—	476
KCLAVIS Meister Fund No.9		1,403	34.48	484	—	—	484
KCLAVIS Meister Fund No.17		11,289	26.09	2,945	—	—	2,945
Richmond Private Yong in Retail Facility Real Estate Fund No.1		18,995	42.00	7,978	—	—	7,978
KTB Confidence Private Placement		21,362	30.29	6,470	—	—	6,470
JBUS Fintech Income Professional Private Trust No.2		10,045	20.00	2,009	—	—	2,009
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		29,793	23.89	7,117	—	—	7,117
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,762	20.16	8,419	—	—	8,419
Korea Alternative Source Professional Private Investment Trust No.6		1,726	20.00	345	—	—	345
Hyundai Season Mezzanine Professional Private Investment Trust No.4		7,032	29.60	2,081	—	—	2,081
Pine Asia Unsecured Individual Rehabilitation Bond Fund 9		2,281	49.84	1,137	—	—	1,137
Pine Asia Unsecured Individual Rehabilitation Bond Fund 15		1,467	97.94	1,437			1,437
Brain Professional Private Trust No.12		3,911	48.19	1,884	—	—	1,884
Hyundai Invest BMC Professional Private Trust No.1		13,962	20.00	2,792	—	—	2,792
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,300	22.85	6,009	—	—	6,009
Hana UBS Professional Private Trust		12,271	43.63	5,354	—	—	5,354
Snowball Venture Fund #3		2,501	20.00	500	—	—	500
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		4,897	20.00	979	—	—	979
Platform Partners brick save Private Investment trust		8,170	98.77	8,069	—	—	8,069
SG No.9 Corporate Recovery Private Equity Fund		15,103	26.49	4,001	—	—	4,001
Plutus-SG Private Equity Fund		16,010	26.67	4,269	—	—	4,269
SG ARGES Private Equity Fund No.1		37,002	24.06	8,904	—	—	8,904
OST Progress-2 Fund		10,558	27.62	2,916	—	—	2,916
Eum Private Equity Fund No.3		23,723	20.76	4,925	—	—	4,925
Smart 2nd Private Equity Fund		14,712	20.00	2,942	—	—	2,942

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2017
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
APC Fund	~~W~~	42,220	25.18	10,632	—	—	10,632
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00	464	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		117,750	18.87	22,217	—	—	22,217
Credian Healthcare Private Equity Fund II		11,766	34.07	4,009	—	—	4,009
Kiwoom Milestone Professional Private Real Estate Trust 19		20,862	50.00	10,431	—	—	10,431
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		101,538	21.28	21,608	—	—	21,608
Brain Professional Private Trust No.4		19,540	27.49	5,374	—	—	5,374
Hanhwa US Equity Strategy Private Real Estate Fund No.1		54,402	44.84	24,396	—	—	24,396
Brain KS Qualified Privately Placed Fund No.6		9,497	50.00	4,849	—	—	4,849
M360 CRE Income Fund		241,344	67.33	162,503	—	—	162,503
Shinhan Global Healthcare Fund 1		77,608	4.41	3,426	—	—	3,426
Brain Asset Management PN Private Investment Trust Fund 13		4,137	41.10	1,700	—	—	1,700
Orion Mezzanine Private Investment Trust 4		3,388	41.67	1,411	—	—	1,411
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,649	33.33	18,883	—	—	18,883
Bros Investment O Hedge Fund 1		5,384	94.34	5,079	—	—	5,079
IBK AONE convertable 1		10,610	47.25	5,013	—	—	5,013
Rico synergy collabo Multi-Mezzanine 3		10,005	50.00	5,003	—	—	5,003
KB NA Hickory Private Speical Asset Fund		90,652	37.50	33,994	—	—	33,994
BNP Paribas Cardif General Insurance		46,100	10.00	4,610	—	—	4,610
SHBNPP Private Korea Equity Long-Short Professional Feeder		58,145	7.98	4,635	—	—	4,635
Shinhan-Stonebridge Petro PEF		1,042,358	1.82	18,624	—	—	18,624
Lodestone 1st Private Equity Fund (*5)		—	26.06	—	—	3,000	3,000
Axis Global Growth New Technology Investment Association		15,612	31.85	4,972	—	—	4,972
Quantum-Nvestor Fund No.1		5,958	25.00	1,489	—	—	1,489

	~~W~~	2,979,457		587,313	(187)	9,810	596,936

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*2)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*3)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*4)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent additional investments, for which the financial statements as of September 30, 2017 were not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	402,951	14.99	60,443	(230)	—	60,213
Aju Capital Co., Ltd. (*1)		749,882	12.85	96,365	—	(55,529)	40,836
Pohang TechnoPark 2PFV		13,259	14.90	1,975	—	—	1,975
Daewontos Co., Ltd. (*2)		(2,093)	36.33	(760)	—	760	—
Inhee Co., Ltd.		1,403	15.36	215	—	—	215
DAEGY Electrical Construction Co., LTD.		468	27.45	128	—	—	128
YEONWOONG SYSTEM		351	21.77	77	—	—	77
DOODOO LOGITECH		885	27.96	247	—	—	247
Neoplux Technology Valuation Investment Fund		22,577	33.33	7,526	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund (*2)		(1,375)	22.64	(311)	—	311	—
JAEYOUNG SOLUTEC CO., LTD. (*3)		34,147	10.45	3,567	—	2,169	5,736
Partners 4th Growth Investment Fund		18,221	25.00	4,555	—	—	4,555
PSA 1st Fintech Private Equity Fund		9,825	25.00	2,456	—	—	2,456
KTB Newlake Global Healthcare PEF (*4)		3,327	30.00	998	—	170	1,168
JAEYANG INDUSTRY (*5)		(2,571)	25.90	(666)	—	666	—
Tigris-Aurum Fund I		5,431	27.27	1,481	—	—	1,481
Treenkid		334	23.72	79	—	—	79
Chungyoung INC (*4)		(4,412)	18.94	(836)	—	836	—
Semantic		1,294	19.25	249	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		22,812	20.94	4,776	—	—	4,776
Branbuil CO., LTD. (*4)		(693)	15.53	(108)	—	108	—
SHC-IMM New Growth Fund		3,559	64.52	2,295	—	—	2,295
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		3,945	50.00	1,973	—	—	1,973
Shinhan K2 Secondary Fund		8,722	10.75	938	—	—	938
TS2013-6 M&A Investment Fund		7,500	25.00	1,874	—	—	1,874
Dream High Fund III		5,765	54.55	3,144	—	—	3,144
SP New Technology Business investment Fund I		8,398	23.26	1,954	—	—	1,954
Albatross Growth Fund		4,322	36.36	1,572	—	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		10,351	50.00	5,176	—	—	5,176
Midas Dong-A Snowball Venture Fund		2,360	53.33	1,258	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		5,188	5.00	259	—	—	259
SM New Technology Business Investment Fund I		5,080	36.36	1,846	—	—	1,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
SHC-Aju 4th	~~W~~	9,490	21.98	2,085	—	—	2,085
KCLAVIS Meister Fund No.4		2,553	20.00	511	—	—	511
KCLAVIS Meister Fund No.5		2,124	23.26	494	—	—	494
KCLAVIS Meister Fund No.2		5,108	38.83	1,984	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		7,149	25.00	1,787	—	—	1,787
EN-Tigris Fund 1		4,139	47.62	1,971	—	—	1,971
SM New Technology Business Investment Fund II		1,971	4.55	90	—	—	90
KCLAVIS Meister Fund No.10		4,677	21.28	995	—	—	995
KCLAVIS Meister Fund No.9		1,356	34.48	468	—	—	468
KCLAVIS Meister Fund No.14		1,498	33.33	499	—	—	499
KCLAVIS Meister Fund No.17		11,458	26.09	2,989	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		15,031	26.49	3,982	—	—	3,982
Plutus-SG Private Equity Fund		16,120	26.67	4,299	—	—	4,299
SG ARGES Private Equity Fund No.1		37,301	24.06	8,976	—	—	8,976
OST Progress- 2 Fund		5,287	27.62	1,460	—	—	1,460
Eum Private Equity Fund No.3		28,580	20.76	5,933	—	—	5,933
APC Fund		45,978	25.18	11,579	—	—	11,579
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00	464	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		71,725	18.87	13,533	—	—	13,533
Credian Healthcare Private Equity Fund II		11,993	34.07	4,087	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		21,523	50.00	10,761	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,791	21.28	21,237	—	—	21,237
Brain Professional Private Trust No.4		19,338	27.49	5,316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,454	44.84	25,764	—	—	25,764
Brain KS Qualified Privately Placed Fund No.6		9,793	50.00	4,896	—	—	4,896
M360 CRE Income Fund		54,094	42.83	23,167	—	—	23,167
BNP Paribas Cardif General Insurance		25,839	10.00	2,584	—	—	2,584
SHBNPP Private Korea Equity Long-Short Professional Feeder		89,256	15.88	14,180	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		16,985	29.55	5,014	—	—	5,014
Shinhan-Stonebridge Petro PEF		1,014,495	1.82	18,487	—	—	18,487

	~~W~~	3,034,251		404,339	(230)	(50,509)	353,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*3)	Net assets do not include non-controlling interests; and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(e)	The unrecognized equity method losses for the nine-month period ended September 30, 2017 and the cumulative unrecognized equity method losses as of September 30, 2017 are as follows:

	2017
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	—	(760)
JAEYANG INDUSTRY		—	(18)
Chungyoung INC		(130)	(130)

	~~W~~	(130)	(908)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Securities sold	~~W~~	1,658,930	1,490,765
Gold deposits		454,617	485,995

	~~W~~	2,113,547	1,976,760

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016	Reason for designation
Deposits	~~W~~	86	6,282	Combined instrument
Equity-linked securities sold		6,705,341	7,024,194	Combined instrument
Securities sold with embedded derivatives		2,330,738	2,193,032	Combined instrument
Securities sold		48,850	10,134	Evaluation and management on a fair value basis

	~~W~~	9,085,015	9,233,642

16.	Debt securities issued

Debt securities issued as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	39,338,160
Subordinated debt securities issued	2.20~4.60		3,500,480
Gain and loss on fair value hedges			(209,627)
Bond issuance cost			(47,868)

			42,581,145

Debt securities issued in foreign currencies:
Debt securities issued	0.39~4.20		5,475,459
Subordinated debt securities issued	3.75~3.88		1,539,482
Gain and loss on fair value hedges			11,116
Bond issuance cost			(35,182)

			6,990,875

		~~W~~	49,572,020

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2016
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	33,838,495
Subordinated debt securities issued	2.20~4.69		3,991,056
Loss on fair value hedges			(147,208)
Bond issuance cost			(38,178)

			37,644,165

Debt securities issued in foreign currencies:
Debt securities issued	0.39~4.20		5,526,809
Subordinated debt securities issued	3.88		1,189,067
Loss on fair value hedges			(9,977)
Bond issuance cost			(23,279)

			6,682,620

		~~W~~	44,326,785

17.	Defined benefit liabilities

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Present value of defined benefit obligations	~~W~~	1,778,952	1,689,980
Fair value of plan assets		(1,610,719)	(1,559,101)

Recognized liabilities for defined benefit obligations	~~W~~	168,233	130,879

(b) Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	42,715	128,739	44,521	135,097
Net interest expense on the net defined benefit liabilities		708	2,232	1,370	4,623

	~~W~~	43,423	130,971	45,891	139,720

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Asset retirement obligations	~~W~~	50,344	50,738
Expected loss related to litigation (*)		32,867	34,471
Unused credit commitments		166,150	450,997
Bonus card point reward program		25,520	25,425
Financial guarantee contracts issued		77,531	79,238
Others		89,364	88,019

	~~W~~	441,776	728,888

(*)	Refer to the note 28. Commitments and contingencies.

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Policy reserve	~~W~~	24,005,390	22,366,865
Policyholder’s equity adjustment		3,786	10,569

	~~W~~	24,009,176	22,377,434

(b)	Income or expenses on insurance contracts for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three- month period	Nine-month period
Insurance income:
Premium income	~~W~~	1,133,597	3,425,256	1,145,076	3,407,889
Reinsurance income		1,548	3,725	1,009	2,771
Reversal of policy reserves		234	2,932	—	—
Separate account income		8,257	29,085	4,506	13,984

	1,143,636		3,460,998	1,150,591	3,424,644
Insurance expenses:
Claims paid		(558,728)	(1,640,391)	(481,736)	(1,487,617)
Reinsurance premium expenses		(3,582)	(9,844)	(2,766)	(5,955)
Provision for policy reserves		(544,134)	(1,641,456)	(589,530)	(1,737,645)
Separate account expenses		(8,258)	(29,085)	(4,507)	(13,985)
Discount charge		(154)	(469)	(140)	(405)
Acquisition costs		(128,685)	(411,731)	(136,993)	(422,163)
Collection expenses		(3,948)	(11,764)	(3,892)	(11,472)
Deferred acquisition costs		80,208	254,127	91,747	286,442
Amortization of deferred acquisition costs		(104,627)	(321,039)	(109,408)	(330,883)

		(1,271,908)	(3,811,652)	(1,237,225)	(3,723,683)

Net loss on insurance	~~W~~	(128,272)	(350,654)	(86,634)	(299,039)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

20.	Equity

(a)	Equity as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		423,921	498,316
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(398,004)	(458,461)
Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		212,122	394,182
Equity in other comprehensive income of associates		11,798	21,258
Foreign currency translation adjustments for foreign operations		(206,151)	(151,725)
Net loss from cash flow hedges		(10,580)	(13,464)
Other comprehensive income of separate account		(280)	4,466
Actuarial losses		(353,952)	(357,300)

		(347,043)	(102,583)

Retained earnings		20,583,744	18,640,038
Non-controlling interest		892,791	635,282

	~~W~~	33,687,797	31,744,980

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

20.	Equity (continued)

(b)	Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2017 and December 31, 2016 are as follows:

Issue date	Maturity date	Interest rate (%)	2017		2016
May 22, 2012	May 22, 2042	5.34	~~W~~	—	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455
September 15, 2017	—	3.77		134,683	—
September 15, 2017	—	4.25		89,783	—

			~~W~~	423,921	498,316

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid. On May 22, 2017, the Group exercised the early redemption right and redeemed all the hybrid bonds issued on May 22, 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

20.	Equity (continued)

(c)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	2017
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)
Change due to fair value		10,075	(9,672)	—	—	(6,261)	—	(5,858)
Reclassification:
Change due to impairment or disposal		(233,586)	—	—	—	—	—	(233,586)
Effect of hedge accounting		—	—	—	88,130	—	—	88,130
Hedging		(687)	—	27,696	(84,326)	—	—	(57,317)
Effects from exchange rate fluctuations		(15,806)	—	(79,860)	—	—	—	(95,666)
Remeasurements of the defined benefit plans		—	—	—	—	—	3,750	3,750
Deferred income taxes		57,389	212	(2,837)	(920)	1,515	(1,113)	54,246
Non-controlling interests		555	—	575	—	—	711	1,841

Ending balance	~~W~~	212,122	11,798	(206,151)	(10,580)	(280)	(353,952)	(347,043)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

20.	Equity (continued)

	2016
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		(123,415)	1,813	—	—	(5,712)	—	(127,314)
Reclassification:
Change due to impairment or disposal		(445,040)	—	—	—	—	—	(445,040)
Effect of hedge accounting		—	—	—	(44,348)	—	—	(44,348)
Hedging		2,289	—	(54,393)	42,683	—	—	(9,421)
Effects from exchange rate fluctuations		(1,395)	—	52,936	—	—	—	51,541
Remeasurements of the defined benefit plans		—	—	—	—	—	20,513	20,513
Deferred income taxes		133,904	876	13,560	403	1,383	(4,845)	145,281
Non-controlling interests		1,127	—	(91)	—	—	398	1,434

Ending balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except per share data)

20.	Equity (continued)

(d)	Regulatory reserve for loan losses

In accordance with regulations on supervision of financial institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 are as follows:

	2017		2016
Beginning balance	~~W~~	2,252,771	2,192,635
Planned regulatory reversal of loan losses		587,724	60,136

Ending balance	~~W~~	2,840,495	2,252,771

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	817,261	2,706,391	707,905	2,162,696
Provision for regulatory reserve for loan losses		(98,531)	(585,258)	(40,671)	(185,288)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	718,730	2,121,133	667,234	1,977,408

Basic and diluted earnings per share adjusted for regulatory reserve in won (*)	~~W~~	1,510	4,445	1,387	4,069

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

(e)	Details of dividends paid by the Group in accordance with the resolutions of the general meeting of shareholders for the nine months ended September 30, 2017 are as follows:

2017
Common stock (~~W~~1,450 per share)	~~W~~	687,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Interest income:
Cash and due from banks	~~W~~	43,257	127,296	43,314	142,261
Trading assets		119,348	369,905	114,568	342,658
Financial assets designated at fair value through profit or loss		13,938	43,427	9,986	33,541
Available-for-sale financial assets		172,514	490,504	158,038	471,016
Held-to-maturity financial assets		167,104	476,591	140,355	416,495
Loans		2,458,952	7,122,155	2,315,184	6,882,505
Others		20,996	64,598	29,310	83,338

		2,996,109	8,694,476	2,810,755	8,371,814
Interest expense:
Deposits		(617,967)	(1,826,097)	(638,815)	(1,965,160)
Borrowings		(90,473)	(252,766)	(71,778)	(219,871)
Debt securities issued		(280,590)	(802,008)	(267,661)	(820,704)
Others		(20,240)	(42,860)	(6,451)	(53,321)

		(1,009,270)	(2,923,731)	(984,705)	(3,059,056)

Net interest income	~~W~~	1,986,839	5,770,745	1,826,050	5,312,758

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

22.	Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Credit placement fees	~~W~~	15,092	43,442	17,825	48,493
Commission received as electronic charge receipt		35,910	106,666	34,488	102,449
Brokerage fees		90,149	268,843	87,962	257,918
Commission received as agency		12,531	96,559	31,799	95,893
Investment banking fees		29,149	50,819	13,507	46,172
Commission received in foreign exchange activities		50,356	147,510	45,636	136,929
Asset management fees		50,595	134,247	29,556	79,700
Credit card fees		596,345	1,773,278	584,156	1,730,719
Others		140,679	384,620	104,544	315,533

		1,020,806	3,005,984	949,473	2,813,806
Fees and commission expense:
Credit-related fee		(9,959)	(23,644)	(8,898)	(24,197)
Credit card fees		(480,771)	(1,476,403)	(491,473)	(1,399,353)
Others		(75,495)	(226,679)	(71,713)	(224,735)

		(566,225)	(1,726,726)	(572,084)	(1,648,285)

Net fees and commission income	~~W~~	454,581	1,279,258	377,389	1,165,521

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Impairment losses on:
Loans	~~W~~	(198,135)	(423,553)	(237,667)	(816,172)
Available-for-sale financial assets		(8,710)	(30,238)	(5,453)	(78,005)
Other financial assets		(2,607)	(6,988)	2,612	(12,522)

		(209,452)	(460,779)	(240,508)	(906,699)
Reversal of impairment losses on:
Available-for-sale financial assets		—	2,544	—	5,472

		—	2,544	—	5,472

	~~W~~	(209,452)	(458,235)	(240,508)	(901,227)

24.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Employee benefits:
Salaries	~~W~~	635,344	1,897,249	610,643	1,846,557
Severance benefits:
Defined contribution		5,267	15,575	4,937	15,877
Defined benefit		42,350	127,753	44,816	136,458
Termination benefits		206	2,059	420	2,759

		683,167	2,042,636	660,816	2,001,651
Rent		82,772	247,551	84,094	250,836
Entertainment		6,023	18,544	7,308	21,568
Depreciation		41,537	130,681	42,579	133,797
Amortization		17,024	50,494	19,320	57,867
Taxes and dues		40,703	128,787	37,387	127,841
Advertising		65,841	171,431	70,197	204,134
Research		3,553	10,558	3,428	10,498
Others		139,955	423,060	142,864	421,202

	~~W~~	1,080,575	3,223,742	1,067,993	3,229,394

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except per share data)

25.	Share-based payments

(a) Stock options granted as of September 30, 2017 are as follows:

	4th grant(*1)		5th grant(*1)		6th grant(*1)		7th grant(*1)(*2)
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	~~W~~	28,006	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Options expiry dates		August 30, 2018		August 21, 2019		August 19, 2020		May 17, 2021
Changes in number of shares granted:
Balance at January 1, 2017		102,389		108,356		58,764		45,628
Exercised		(99,889)		(105,856)		—		—

Balance at September 30, 2017		2,500		2,500		58,764		45,628

Fair value per share in won	~~W~~	22,294	~~W~~	11,471	~~W~~	3,662	~~W~~	6,139

(*1)	The weighted average exercise price for 109,392 stock options outstanding at September 30, 2017 is ~~W~~51,297.
(*2)	As of September 30, 2017, the exercise of 9,466 options of the 7th grant is temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except per share data)

25.	Share-based payments (continued)

(b) Performance shares granted as of September 30, 2017 are as follows:

	Expired		Not expired
Type		Cash-settled share-based payment
Performance conditions		Increase rate of the stock price and achievement of target ROE
Operating period (*)		4 or 5 years
Estimated number of shares vested at September 30, 2017		10,471		1,386,857
Fair value per share in won	~~W~~	45,926	~~W~~	50,300

(*)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. As such, the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

25.	Share-based payments (continued)

(c) Share-based compensation costs for the nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	67	415	482
5th		48	759	807
6th		30	185	215
7th		96	138	234
Performance share		1,776	14,909	16,685

	~~W~~	2,017	16,406	18,423

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	~~W~~	5	56	61
5th		4	61	65
6th		—	—	—
7th		—	—	—
Performance share		1,553	13,028	14,581

	~~W~~	1,562	13,145	14,707

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

25.	Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Employees of
	The controlling company		The subsidiaries (*)	Total
Stock options granted:
4th	~~W~~	—	56	56
5th		—	29	29
6th		30	185	215
7th		96	138	234
Performance share		8,279	61,960	70,239

	~~W~~	8,405	62,368	70,773

The intrinsic value of share-based payments is ~~W~~70,381 million as of September 30, 2017. For calculating, the quoted market price ~~W~~50,300 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*)	The Group has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Group require the subsidiaries to reimburse the compensation costs for their employees. As of September 30, 2017, the Group recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~62,368 million.

	2016
	Employees of
	The controlling company		The subsidiaries (*)	Total
Stock options granted:
4th	~~W~~	155	1,611	1,766
5th		41	655	696
6th		—	—	—
7th		—	—	—
Performance share		7,433	57,638	65,071

	~~W~~	7,629	59,904	67,533

The intrinsic value of share-based payments is ~~W~~67,533 million as of December 31, 2016. For calculating, the quoted market price ~~W~~45,250 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*)	The Group has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Group require the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2016, the Group recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~59,904 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except per share data)

26.	Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current income tax expense	~~W~~	230,774	645,855	186,981	509,626
Origination and reversal of temporary differences (*)		(16,926)	139,894	8,974	(249,723)
Income tax recognized in other comprehensive income		38,195	52,370	29,893	66,381

Income tax expenses	~~W~~	252,043	838,119	225,848	326,284

Effective tax rate	%	23.33	23.44	23.82	12.86

(*)	The Group had not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. In prior year, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the relating recent tax refund, the Group recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

27.	Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	817,261	2,706,391	707,905	2,162,696
Less:
Dividends on preferred stock		—	—	—	18,836
Dividends to hybrid bond		2,583	13,205	9,687	29,001

		2,583	13,205	9,687	47,837

Net profit available for common stock	~~W~~	814,678	2,693,187	698,218	2,114,859

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587
Basic and diluted earnings per share in won	~~W~~	1,718	5,679	1,473	4,460

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

28.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Guarantees:
Guarantees outstanding	~~W~~	7,682,736	9,324,734
Contingent guarantees		3,087,037	2,997,553

		10,769,773	12,322,287

Commitments to extend credit:
Loan commitments in won		58,053,980	54,077,528
Loan commitments in foreign currency		17,480,225	20,464,242
ABS and ABCP commitments		2,092,111	2,060,089
Others		1,286,456	1,362,433

		78,912,772	77,964,292

Endorsed bills:
Secured endorsed bills		90,377	32,187
Unsecured endorsed bills		10,013,528	8,822,654

		10,103,905	8,854,841

Loans sold with recourse		2,099	2,099

	~~W~~	99,788,549	99,143,519

(b)	Legal contingencies

As of September 30, 2017, the Group was involved in 184 pending lawsuits as a defendant (total claim amount: ~~W~~240,315 million) and recorded a provision of ~~W~~32,867 million and a reserve (liabilities under insurance contracts) of ~~W~~1,318 million, respectively, with respect to these lawsuits. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

29.	Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Cash and due from banks	~~W~~	22,499,964	19,165,875
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,312,249)	(4,458,286)
Restricted due from banks		(12,024,165)	(9,106,053)

	~~W~~	6,163,550	5,632,536

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Balances with the related parties as of September 30, 2017 and December 31, 2016 are as follows:

Related party	Account	2017		2016
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	—	49,990
”	Loans		—	210,000
”	Credit card loans		—	1,922
”	Allowances		—	(627)
”	Deposits		—	692
”	Provisions		—	73
Pohang TechnoPark2PFV	Deposits		14,659	14,658
BNP Paribas Cardif Life Insurance	Credit card loans		138	127
”	Other assets		9,866	112
”	Allowances		(1)	(1)
”	Accrued expenses		—	29
”	Deposits		448	353
”	Provisions		1	1
JAEYOUNG SOLUTEC CO., LTD.	Loans		14,356	14,356
”	Allowances		(113)	(70)
”	Credit card loans		39	42
”	Deposits		4,035	7,638
”	Provisions		11	7
Partners 4th Growth Investment Fund	Deposits		8,624	2,160
BNP Paribas Cardif General Insurance	Credit card loans		51	44
”	Allowances		(1)	(1)
”	Deposits		4	13
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		172	175
Dream High Fund III	Deposits		3	1
Midas Dong-A Snowball Venture Fund	Deposits		240	427
IBKS-Shinhan Creative Economy New Technology Fund	Accounts receivable		—	12
”	Deposits		3,277	1,751
EQP Global Energy Infrastructure Private Equity Fund	Deposits		—	1
Albatross Growth Fund	Accounts receivable		—	326
Credian Healthcare Private Equity Fund II	Deposits		22	7
Midas Dong-A Snowball Venture Fund 2	Deposits		89	242
IBKS-Shinhan Creative Economy New Technology Fund II	Accounts receivable		—	8
”	Deposits		1,452	179
PSA 1st Fintech Private Equity Fund	Deposits		380	525
Eum Private Equity Fund No.3	Deposits		65	80
Semantic	Credit card loans		—	1
”	Allowances		—	—
Branbuil CO., LTD.	Loans		—	15
”	Credit card loans		6	3
”	Allowances		—	(1)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties (continued)

Related party	Account	2017		2016
Branbuil CO., LTD.	Deposits	~~W~~	6	28
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		102	175
SHBNPP Private Multi Strategy Professional Feeder No.1	Other assets		—	43
Shinhan Global Healthcare Fund 1	Unearned revenue		616	—
KTB Newlake Global Healthcare PEF	Deposits		313	—
”	Provisions		13	—
Key management personnel and their immediate relatives:	Loans		3,937	1,877

	Assets	~~W~~	28,552	278,527
	Liabilities		34,258	28,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties (continued)

(b)	Transactions with the related parties for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

Related party	Account	2017			2016
		Three-month period		Nine-month period	Three-month period	Nine-month period
Investments in associates
Aju Capital Co., Ltd	Interest income	~~W~~	—	—	1,683	5,549
”	Fees and commission income		—	—	16	57
”	Interest expense		—	—	—	(1)
”	Fees and commission expense		—	—	(64)	(302)
”	Other operating income		—	—	46	144
”	Provision for credit losses		—	—	15	9
”	Other operating expenses		—	—	—	—
Pohang TechnoPark2PFV	Interest expense		(11)	(11)	(4)	(11)
BNP Paribas Cardif Life Insurance	Fees and commission income		373	1,066	369	1,349
”	Other operating income		1	1	—	—
”	Provision for credit losses		—	—	—	(1)
”	General and administrative expenses		(2)	(6)	(2)	(5)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		171	513	173	517
Shinhan K2 Secondary Fund	Fees and commission income		—	—	—	170
BNP Paribas Cardif General Insurance	Fees and commission income		—	2	1	3
”	Provision for credit losses		—	—	—	(1)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		—	—	—	55
Midas Dong-A Snowball Venture Fund	Fees and commission income		—	28	13	28
”	Interest expense		(1)	(3)	(1)	(3)
SHC-EN Fund	Fees and commission income		—	—	15	15
SP New Technology Business investment Fund I	Fees and commission income		—	30	(6)	30
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		—	24	13	25
”	Interest expense		—	(1)	—	(1)
IBKS-Shinhan Creative Economy New Technology Fund II	Fees and commission income		—	16	9	14
SM New Technology Business Investment Fund I	Fees and commission income		—	55	(19)	—
APC Fund	Fees and commission income		—	86	42	131
JAEYOUNG SOLUTEC CO., LTD.	Interest income		165	486	170	502
”	Fees and commission income		—	1	—	1
”	Other operating income		—	—	1	13
”	Reversal of credit losses		—	—	—	—
”	Interest expense		(2)	(4)	37	(20)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties (continued)

Related party	Account	2017			2016
		Three-month period		Nine-month period	Three-month period	Nine-month period
JAEYOUNG SOLUTEC CO., LTD.	Provision for credit losses		—	(45)	(2)	73
”	Other operating expenses		—	(3)	—	—
Partners 4th Growth Investment Fund	Interest expense		(8)	(11)	—	(1)
Albatross Growth Fund	Interest expense		—	—	(1)	(6)
PSA 1st Fintech Private Equity Fund	Interest expense		(2)	(4)	(1)	(3)
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		122	434	179	610
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income		—	—	43	117
Branbuil CO., LTD.	Fees and commission income		—	1	—	—
Shinhan-Albatross Technology Investment Fund	Fees and commission income		54	97	—	—
”	Interest expense		—	(21)	—	—
STI-New Growth Engines Investment Partnership	Fees and commission income		—	29	—	—
SH Rental Service	Interest income		—	—	4	11
”	Interest expense		—	—	(1)	(3)
”	Allowance for credit losses		—	—	4	(2)
Midas Dong-A Snowball Venture Fund 2	Interest expense		—	—	(1)	(1)
KTB Newlake Global Healthcare PEF	Interest income		10	10	—	—
”	Other operating expenses		(13)	(13)	—	—
Shinhan Global Healthcare Fund 1	Fees and commission income		75	75	—	—
Key management personnel and their immediate relatives	Interest income		29	57	17	51

		~~W~~	961	2,889	2,748	9,113

(c)	Key management personnel compensation

Key management personnel compensation for the nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017		2016
Short-term employee benefits	~~W~~	13,764	13,500
Severance benefits		310	324
Share-based payment transactions		6,035	5,243

	~~W~~	20,109	19,067

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

30.	Related parties (continued)

(d)	The guarantees provided between the related parties as of September 30, 2017 and December 31, 2016 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2017		2016	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	—	50,000	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	Neoplux Technology Valuation Investment Fund		—	12,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.		600	600	Unused credit
	”		459	483	Import letter of credit

		~~W~~	11,059	73,083

(e)	Details of collaterals provided by the related parties as of September 30, 2017 and December 31, 2016 were as follows:

Provided to	Provided by	Pledged assets	2017		2016
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	~~W~~	—	160,000
	BNP Paribas Cardif Life Insurance	Government bonds		—	13,699
	Treenkid	Properties		—	200
	JAEYOUNG SOLUTEC CO., LTD.	Properties		20,814	20,814
	”	Guarantee insurance policy		7,037	7,037

			~~W~~	27,851	201,750

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

31.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Total assets:
Asset-backed securitization	~~W~~	137,426,517	108,649,039
Structured financing		102,556,820	66,759,795
Investment fund		72,919,700	33,891,120

	~~W~~	312,903,037	209,299,954

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

31.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	475,035	5,824,333	91,063	6,390,431
Trading assets		2,876,624	6,258	248,765	3,131,647
Derivative assets		14,118	—	—	14,118
Available-for-sale financial assets		1,805,069	555,972	4,332,041	6,693,082
Held-to-maturity financial assets		3,119,290	—	—	3,119,290
Other assets		908	31,155	162	32,225

	~~W~~	8,291,044	6,417,718	4,672,031	19,380,793

Liabilities:
Derivative liabilities	~~W~~	567	—	—	567
Other		1,056	435	178	1,669

	~~W~~	1,623	435	178	2,236

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	380,961	5,791,745	106,234	6,278,940
Trading assets		2,082,684	30,266	31,791	2,144,741
Derivative assets		19,144	—	—	19,144
Available-for-sale financial assets		2,648,304	559,990	2,711,666	5,919,960
Held-to-maturity financial assets		2,612,564	—	—	2,612,564
Other assets		13,253	21,705	170	35,128

	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477

Liabilities:
Derivative liabilities	~~W~~	137	—	—	137
Borrowings		—	1,318	—	1,318
Other		1,006	264	—	1,270

	~~W~~	1,143	1,582	—	2,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

31.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	8,291,043	6,417,719	4,672,031	19,380,793
ABS and ABCP commitments		1,493,464	—	15,981	1,509,445
Loan commitments		665,871	766,264	31,925	1,464,060
Guarantees		74,300	—	—	74,300
Others		23,400	—	—	23,400

	~~W~~	10,548,078	7,183,983	4,719,937	22,451,998

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477
ABS and ABCP commitments		1,108,282	30,000	—	1,138,282
Loan commitments		977,383	328,236	47,246	1,352,865
Guarantees		83,000	28,060	—	111,060
Others		61,400	—	—	61,400

	~~W~~	9,986,975	6,790,002	2,897,107	19,674,084